SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS Disclosure and Additional Unaudited Financial Information
Prudential plc 2017 results

International Financial Reporting Standards (IFRS) basis results

Consolidated income statement

Year ended 31 December	Note	2017 £m	2016 £m
Gross premiums earned		44,005	38,981
Outward reinsurance premiums		(2,062)	(2,020)
Earned premiums, net of reinsurance		41,943	36,961
Investment return		42,189	32,511
Other income		2,430	2,370
Total revenue, net of reinsurance		86,562	71,842
Benefits and claims		(71,854)	(60,948)
Outward reinsurers’ share of benefit and claims		2,193	2,412
Movement in unallocated surplus of with-profits funds		(2,871)	(830)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(72,532)	(59,366)
Acquisition costs and other expenditure	B2	(10,165)	(8,848)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(425)	(360)
Disposal of Korea life business:	D1
Cumulative exchange gain recycled from other comprehensive income		61	-
Remeasurement adjustments		5	(238)
Gain on disposal of other businesses	D1	162	-
Total charges, net of reinsurance and gain (loss) on disposal of businesses		(82,894)	(68,812)
Share of profits from joint ventures and associates, net of related tax		302	182
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		3,970	3,212
Less tax charge attributable to policyholders' returns		(674)	(937)
Profit before tax attributable to shareholders	B1.1	3,296	2,275
Total tax charge attributable to policyholders and shareholders	B4	(1,580)	(1,291)
Adjustment to remove tax charge attributable to policyholders' returns		674	937
Tax charge attributable to shareholders' returns	B4	(906)	(354)
Profit for the year		2,390	1,921

Attributable to:
Equity holders of the Company		2,389	1,921
Non-controlling interests		1	-
Profit for the year		2,390	1,921

Earnings per share (in pence)		2017	2016
Based on profit attributable to the equity holders of the Company:	B5
Basic		93.1p	75.0p
Diluted		93.0p	75.0p

Dividends per share (in pence)		2017	2016
Dividends relating to reporting year:	B6
First interim ordinary dividend		14.50p	12.93p
Second interim ordinary dividend		32.50p	30.57p
Total		47.00p	43.50p
Dividends paid in reporting year:	B6
Current year first interim dividend		14.50p	12.93p
Second interim ordinary dividend for prior year		30.57p	26.47p
Special dividend		-	10.00p
Total		45.07p	49.40p
*
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders.

International Financial Reporting Standards (IFRS) Basis Results

Consolidated statement of comprehensive income

Year ended 31 December	Note	2017 £m	2016 £m

Profit for the year		2,390	1,921

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		(404)	1,148
Cumulative exchange gain of sold Korea life business recycled through profit or loss		(61)	-
Related tax		(5)	13
		(470)	1,161
Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains arising during the year		591	241
Net gains (losses) included in the income statement on disposal and impairment		26	(269)
Total	C3.2(c)	617	(28)
Related change in amortisation of deferred acquisition costs	C5 (b)	(76)	76
Related tax	C8	(55)	(17)
		486	31

Total		16	1,192

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Gross		104	(107)
Related tax		(15)	14
		89	(93)

Other comprehensive income for the year, net of related tax		105	1,099

Total comprehensive income for the year		2,495	3,020

Attributable to:
Equity holders of the Company		2,494	3,020
Non-controlling interests		1	-
Total comprehensive income for the year		2,495	3,020

International Financial Reporting Standards (IFRS) Basis Results

Consolidated statement of changes in equity

			Year ended 31 December 2017 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,389	-	-	2,389	1	2,390
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	(470)	-	(470)	-	(470)

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	486	486	-	486

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of tax		-	-	89	-	-	89	-	89
Total other comprehensive income (loss)		-	-	89	(470)	486	105	-	105
Total comprehensive income for the year		-	-	2,478	(470)	486	2,494	1	2,495

Dividends	B6	-	-	(1,159)	-	-	(1,159)	-	(1,159)
Reserve movements in respect of share-based payments		-	-	89	-	-	89	-	89
Change in non-controlling interests*							-	5	5

Share capital and share premium
New share capital subscribed	C10	-	21	-	-	-	21	-	21

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(15)	-	-	(15)	-	(15)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS				(9)		-	(9)	-	(9)
Net increase (decrease) in equity		-	21	1,384	(470)	486	1,421	6	1,427
At beginning of year		129	1,927	10,942	1,310	358	14,666	1	14,667
At end of year		129	1,948	12,326	840	844	16,087	7	16,094
*Arising from the acquisition of the majority stake in Zenith Life of Nigeria in 2017.

International Financial Reporting Standards (IFRS) Basis Results

Consolidated statement of changes in equity

			Year ended 31 December 2016 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	1,921	-	-	1,921	-	1,921
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	1,161	-	1,161	-	1,161

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	31	31	-	31

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of tax		-	-	(93)	-	-	(93)	-	(93)
Total other comprehensive income (loss)		-	-	(93)	1,161	31	1,099	-	1,099
Total comprehensive income for the year		-	-	1,828	1,161	31	3,020	-	3,020

Dividends	B6	-	-	(1,267)	-	-	(1,267)	-	(1,267)
Reserve movements in respect of share-based payments		-	-	(51)	-	-	(51)	-	(51)

Share capital and share premium
New share capital subscribed	C10	1	12	-	-	-	13	-	13

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	2	-	-	2	-	2
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase in equity		1	12	506	1,161	31	1,711	-	1,711
At beginning of year		128	1,915	10,436	149	327	12,955	1	12,956
At end of year		129	1,927	10,942	1,310	358	14,666	1	14,667

International Financial Reporting Standards (IFRS) Basis Results

Consolidated statement of financial position

31 December	Note	2017 £m	2016 £m
Assets

Goodwill	C5(a)	1,482	1,628
Deferred acquisition costs and other intangible assets	C5(b)	11,011	10,807
Property, plant and equipment		789	743
Reinsurers' share of insurance contract liabilities		9,673	10,051
Deferred tax assets	C8	2,627	4,315
Current tax recoverable		613	440
Accrued investment income		2,676	3,153
Other debtors		2,963	3,019
Investment properties		16,497	14,646
Investment in joint ventures and associates accounted for using the equity method		1,416	1,273
Loans	C3.3	17,042	15,173
Equity securities and portfolio holdings in unit trusts		223,391	198,552
Debt securities	C3.2	171,374	170,458
Derivative assets		4,801	3,936
Other investments		5,622	5,465
Deposits		11,236	12,185
Assets held for sale		38	4,589
Cash and cash equivalents		10,690	10,065
Total assets	C1	493,941	470,498

Equity
Shareholders' equity		16,087	14,666
Non-controlling interests		7	1
Total equity		16,094	14,667

Liabilities
Insurance contract liabilities	C4.1	328,172	316,436
Investment contract liabilities with discretionary participation features	C4.1	62,677	52,837
Investment contract liabilities without discretionary participation features	C4.1	20,394	19,723
Unallocated surplus of with-profits funds	C4.1	16,951	14,317
Core structural borrowings of shareholder-financed operations	C6.1	6,280	6,798
Operational borrowings attributable to shareholder-financed operations	C6.2	1,791	2,317
Borrowings attributable to with-profits operations	C6.2	3,716	1,349
Obligations under funding, securities lending and sale and repurchase agreements		5,662	5,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		8,889	8,687
Deferred tax liabilities	C8	4,715	5,370
Current tax liabilities		537	649
Accruals, deferred income and other liabilities		14,185	13,825
Provisions		1,123	947
Derivative liabilities		2,755	3,252
Liabilities held for sale		-	4,293
Total liabilities	C1	477,847	455,831
Total equity and liabilities		493,941	470,498
Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £8,232 million (2016: £8,545 million) of lent securities and assets subject to repurchase agreements.

International Financial Reporting Standards (IFRS) Basis Results

Consolidated statement of cash flows

Year ended 31 December	Note	2017 £m	2016 £m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		3,970	3,212
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(49,771)	(37,824)
Other non-investment and non-cash assets		(968)	(2,490)
Policyholder liabilities (including unallocated surplus)		44,877	31,135
Other liabilities (including operational borrowings)		3,360	7,861
Interest income and expense and dividend income included in result before tax		(8,994)	(9,749)
Other non-cash items		549	834
Operating cash items:
Interest receipts		6,900	7,886
Dividend receipts		2,612	2,286
Tax paidnote (iv)		(915)	(950)
Net cash flows from operating activities		1,620	2,201
Cash flows from investing activities
Purchases of property, plant and equipment		(134)	(348)
Proceeds from disposal of property, plant and equipment		-	102
Acquisition of subsidiaries and intangiblesnote (v)		(351)	(303)
Sale of businessesnote (v)		1,301	-
Net cash flows from investing activities		816	(549)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (ii)	C6.1
Issue of subordinated debt, net of costs		565	1,227
Redemption of subordinated debt		(751)	-
Interest paid		(369)	(335)
With-profits operations:note (iii)	C6.2
Interest paid		(9)	(9)
Equity capital:
Issues of ordinary share capital		21	13
Dividends paid		(1,159)	(1,267)
Net cash flows from financing activities		(1,702)	(371)
Net increase in cash and cash equivalents		734	1,281
Cash and cash equivalents at beginning of year		10,065	7,782
Effect of exchange rate changes on cash and cash equivalents		(109)	1,002
Cash and cash equivalents at end of year		10,690	10,065

Notes
(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)
Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
The changes in the carrying value of the structural borrowings of shareholder-financed operations during 2017 are analysed as follows:

	Cash movements £m			Non-cash movements £m
	Balance at 1 Jan 2017	Issue of debt	Redemption of debt	Foreign exchange movement	Other movements	Balance at 31 Dec 2017
Structural borrowings of shareholder-financed operations	6,798	565	(751)	(341)	9	6,280

(iii)
Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. There is no change in respect of the carrying value of the £100 million structural borrowings of the with-profits operations during 2017. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.
(iv)
Tax paid includes £298 million (2016: £226 million) paid on profits taxable at policyholder rather than shareholder rates.
(v)
Net cash flows for corporate transactions are for distribution rights and acquisition and disposal of businesses (including private equity and other subsidiaries acquired by with-profits funds for investment purposes).

International Financial Reporting Standards (IFRS) Basis Results

Notes

A
Background
A1
Basis of preparation and exchange rates

These statements have been prepared in accordance with IFRS Standards as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS Standards may differ from IFRS Standards issued by the IASB if, at any point in time, new or amended IFRS Standards have not been endorsed by the EU. At 31 December 2017, there were no unendorsed standards effective for the two years ended 31 December 2017 which impact the consolidated financial information of the Group. There were no differences between IFRS Standards endorsed by the EU and IFRS Standards issued by the IASB in terms of their application to the Group.

The Group IFRS accounting policies are the same as those applied for the year ended 31 December 2016 with the exception of the adoption of the new and amended accounting standards as described in note A2.

Exchange rates
The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2017	Average rate for 2017	Closing rate at 31 Dec 2016	Average rate for 2016
Local currency: £
Hong Kong	10.57	10.04	9.58	10.52
Indonesia	18,353.44	17,249.38	16,647.30	18,026.11
Malaysia	5.47	5.54	5.54	5.61
Singapore	1.81	1.78	1.79	1.87
China	8.81	8.71	8.59	8.99
India	86.34	83.90	83.86	91.02
Vietnam	30,719.60	29,279.71	28,136.99	30,292.79
Thailand	44.09	43.71	44.25	47.80
US	1.35	1.29	1.24	1.35

Certain notes to the financial statements present 2016 comparative information at Constant Exchange Rates (CER), in addition to the reporting at Actual Exchange Rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2017 or 2016 but is derived from those accounts. The auditors have reported on the 2017 statutory accounts. Statutory accounts for 2016 have been delivered to the registrar of companies, and those for 2017 will be delivered following the Company’s Annual General Meeting. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

A2
New accounting pronouncements in 2017

The IASB has issued the following new accounting pronouncements to be effective for 1 January 2017:

–
Disclosure Initiative (Amendments to IAS 7, ‘Statement of Cash Flows’);
–
Recognition of deferred tax assets for unrealised losses (Amendments to IAS 12, ‘Income Taxes’); and
–
Annual improvements to IFRSs 2014 – 2016 cycle.

Other than the additional disclosure of the changes in structural borrowings during the year in the statement of cash flows, these pronouncements have no effect on these financial statements.

B
Earnings performance

B1
Analysis of performance by segment

B1.1
Segment results – profit before tax

		2017 £m	2016* £m		%
	Note		AER	CER	2017 vs 2016 AER	2017 vs 2016 CER
			note (v)	note (v)	note (v)	note (v)
Asia
Insurance operations	B3(a)	1,799	1,503	1,571	20%	15%
Asset management		176	141	149	25%	18%
Total Asia		1,975	1,644	1,720	20%	15%

US
Jackson (US insurance operations)	B3(b)	2,214	2,052	2,156	8%	3%
Asset management		10	(4)	(4)	350%	350%
Total US		2,224	2,048	2,152	9%	3%

UK and Europe
UK and Europe insurance operations:	B3(c)
Long-term business		861	799	799	8%	8%
General insurance commissionnote (i)		17	29	29	(41)%	(41)%
Total UK and Europe insurance operations		878	828	828	6%	6%
UK and Europe asset managementnote (vi)	B2	500	425	425	18%	18%
Total UK and Europe		1,378	1,253	1,253	10%	10%
Total segment profit		5,577	4,945	5,125	13%	9%

Restructuring costs note (iii)		(103)	(38)	(39)	(171)%	(164)%
Other income and expenditure:
Investment return and other income		11	28	28	(61)%	(61)%
Interest payable on core structural borrowings		(425)	(360)	(360)	(18)%	(18)%
Corporate expenditurenote (ii)		(361)	(334)	(340)	(8)%	(6)%
Solvency II implementation costs		-	(28)	(28)	n/a	n/a
Total other income and expenditure		(775)	(694)	(700)	(12)%	(11)%

Interest received from tax settlement		-	43	43	n/a	n/a
Operating profit based on longer-term investment returns		4,699	4,256	4,429	10%	6%
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,563)	(1,678)	(1,764)	7%	11%
Amortisation of acquisition accounting adjustmentsnote (iv)		(63)	(76)	(79)	17%	20%
Profit (loss) attaching to disposal of businesses	D1	162	(227)	(244)	n/a	n/a
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income	D1	61	-	-	n/a	n/a
Profit before tax		3,296	2,275	2,342	45%	41%
Tax charge attributable to shareholders' returns	B4	(906)	(354)	(360)	(156)%	(152)%
Profit for the year		2,390	1,921	1,982	24%	21%

Attributable to:
Equity holders of the Company		2,389	1,921	1,982	24%	21%
Non-controlling interests		1	-	-	N/A	N/A

		2017	2016		%
			AER	CER	2017 vs 2016 AER	2017 vs 2016 CER
Basic earnings per share (in pence)	B5		note (v)	note (v)	note (v)	note (v)
Based on operating profit based on longer-term investment returnsnote (vii)		145.2p	131.3p	136.8p	11%	6%
Based on profit for the year		93.1p	75.0p	77.4p	24%	20%
*
The 2016 comparative results have been re-presented from those previously published following the reassessment of the Group’s operating segments as described in note B1.3.

Notes
(i)
General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products in connection with the arrangement to transfer the UK general insurance business to Churchill in 2002.
(ii)
Corporate expenditure as shown above is primarily for Group Head Office and Asia Regional Head Office.
(iii)
Restructuring costs are incurred primarily in UK and Europe and Asia and represent business transformation and integration costs.
(iv)
Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.
(v)
For definitions of AER and CER refer to note A1. The difference between ‘Profit for the year attributable to shareholders’ in the prior year on an AER basis and a CER basis is £61 million, arising from the retranslation of the prior year results of the Group’s foreign subsidiaries into GBP using the exchange rates applied to the equivalent current year results.
(vi)
UK and Europe asset management operating profit based on longer-term investment returns:

	2017 £m	2016 £m
Asset management fee income	1,027	900
Other income	7	23
Staff costs	(400)	(332)
Other costs	(202)	(212)
Underlying profit before performance-related fees	432	379
Share of associate results	15	13
Performance-related fees	53	33
Total UK and Europe asset management operating profit based on longer-term investment returns	500	425

(vii)
Tax charges have been reflected as operating and non-operating in the same way as for the pre-tax items. In 2017 a significant US tax reform package was enacted, and the effects of which in the income statement have been treated as non-operating. Further details are provided in note B4.

B1.2
Short-term fluctuations in investment returns on shareholder-backed business

	2017 £m	2016 £m
Asia	(1)	(225)
USnote (i)	(1,568)	(1,455)
UK and Europenote (ii)	(14)	206
Other operationsnote (iii)	20	(204)
Total	(1,563)	(1,678)

Notes
(i)
US operations
The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £462 million as shown in note C5(b) (2016: £565 million) and comprise amounts in respect of the following items:

	2017 £m	2016 £m
Net equity hedge resultnote (a)	(1,490)	(1,587)
Other than equity-related derivativesnote (b)	(36)	(126)
Debt securities note (c)	(73)	201
Equity-type investments: actual less longer-term return	12	35
Other items	19	22
Total	(1,568)	(1,455)

Notes
(a)	Net equity hedge result

The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson’s variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described in note B1.3(c) below.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

–
The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ US GAAP as described in note B1.3 (c);
–
The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
–
Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

The net equity hedge result (net of related DAC) can be summarised as follows:

	2017 £m	2016 £m
Fair value movements on equity hedge instruments1	(1,871)	(1,786)
Accounting value movements on the variable and fixed index annuity guarantee liabilities2	(99)	(188)
Fee assessments net of claim payments	480	387
Total	(1,490)	(1,587)

1.
Held to manage equity exposures of the variable annuity guarantees and fixed index annuity options.
2.
The accounting value movements on the variable and fixed index annuity guarantee liabilities reflect the impact of market movements and changes in economic and actuarial assumptions. These actuarial assumptions changes include, amongst other items, a charge (net of related DAC) of £359 million for strengthening policyholder utilisation and persistency rates offset by a benefit (net of related DAC) of £382 million from modelling refinements in the period, principally enhancements to how Jackson’s own credit risk is incorporated in the fair valuation of these long-term liabilities.

(b)	Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

–
Fair value movements on free-standing, other than equity-related derivatives;
–
Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued as explained in note B1.3; and
–
Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)	Short-term fluctuations related to debt securities

	2017 £m	2016 £m
Short-term fluctuations relating to debt securities
(Charges) credits in the year:
Losses on sales of impaired and deteriorating bonds	(3)	(94)
Defaults	-	(4)
Bond write-downs	(2)	(35)
Recoveries / reversals	10	15
Total credits (charges) in the year	5	(118)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote	86	89
	91	(29)
Interest-related realised (losses) gains:
(Losses) gains arising in the year	(43)	376
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(140)	(135)
	(183)	241
Related amortisation of deferred acquisition costs	19	(11)
Total short-term fluctuations related to debt securities	(73)	201

Note
The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2017 is based on an average annual risk margin reserve of 21 basis points (2016: 21 basis points) on average book values of US$55.3 billion (2016: US$56.4 billion) as shown below:

	2017				2016
Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	27,277	0.12	(33)	(25)	29,051	0.12	(36)	(27)
Baa1, 2 or 3	26,626	0.22	(58)	(45)	25,964	0.24	(62)	(46)
Ba1, 2 or 3	1,046	1.03	(11)	(8)	1,051	1.07	(11)	(8)
B1, 2 or 3	318	2.70	(9)	(7)	312	2.95	(9)	(7)
Below B3	23	3.78	(1)	(1)	40	3.81	(2)	(1)
Total	55,290	0.21	(112)	(86)	56,418	0.21	(120)	(89)

Related amortisation of deferred acquisition costs (see below)			21	15			23	17
Risk margin reserve charge to operating profit for longer-term credit-related losses			(91)	(71)			(97)	(72)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit of £541 million for net unrealised gains on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (2016: credit of £48 million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).
(ii)
UK and Europe operations
The negative short-term fluctuations in investment returns for UK and Europe operations of £(14) million (2016: positive £206 million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.
(iii)
Other operations
The positive short-term fluctuations in investment returns for other operations of £20 million (2016: negative £(204) million) include unrealised value movements on financial instruments.

B1.3
Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, ‘Operating Segments’ on the basis of the management reporting structure and its financial management information. Following the combination during the year of the Group's UK insurance business and M&G to form M&G Prudential. The Group has reassessed its operating segments.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the revised management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&G Prudential for theday-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC has been revised to align with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

In the prior year, the operating segments of the Group were each of the insurance operations in Asia, US and UK, and the asset management operations of Asia, US, M&G and Prudential Capital.

Operations which do not form part of any business unit are reported as ‘Unallocated to a segment’. These include Group Head Office and Asia Regional Head Office costs. Following the formation of M&G Prudential certain minor operations which were previously reported as ‘Unallocated to a segment’ are now included in the UK and Europe segment, reflecting the revised structure. Prudential Capital and Africa operations do not form part of any operating segment under the revised structure, and their assets and liabilities and loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as ‘Unallocated to a segment’.

Comparative segmental information for prior periods has been presented on a basis consistent with the current year.

Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

–
Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson’s guarantee liabilities and related derivatives as explained below.
–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;and
–
Profit / loss attaching to businesses that have been sold in the year including, where relevant, the recycling of the cumulative translation gain or loss in respect of sold businesses.

Determination of operating profit based on longer-term investment returns for investment and liability movements:

(a)
General principles
(i)
UK style with-profits business
The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)
Unit-linked business
The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)
US variable annuity and fixed index annuity business
This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv)
Business where policyholder liabilities are sensitive to market conditions
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, movements in liabilities for some types of business do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively. For other types of Asia’s non-participating business, expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining operating results.

(v)
Other shareholder-financed business
The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans
In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–
Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
–
The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2017, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £855 million (2016: £969 million).

Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity separate accounts are principally relevant for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of derivatives whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

(b)
Asia insurance operations
(i)
Business where policyholder liabilities are sensitive to market conditions
For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining operating results.

(ii)
Other Asia shareholder-financed business
Debt securities
For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities
For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed operations amounted to £1,759 million as at 31 December 2017 (2016: £1,405 million). The rates of return applied in 2017 ranged from 4.3 per cent to 17.2 per cent (2016: 3.2 per cent to 13.9 per cent) with the rates applied varying by business unit. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)
US insurance operations
(i)
Separate account business
For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)
US variable and fixed index annuity business
The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (i):

–
Fair value movements for equity-based derivatives;
–
Fair value movements for embedded derivatives for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit (‘GMWB’) and fixed index annuity business, and Guaranteed Minimum Income Benefit (‘GMIB’) reinsurance (see below);
–
Movements in the accounts carrying value of Guaranteed Minimum Death Benefit (‘GMDB’), GMIB and the ‘for life’ portion of GMWB liabilities, (see below) for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements (ie they are relatively insensitive to the effect of current period equity market and interest rate changes);
–
A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
–
Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for the ‘not for life’ portion of GMWB and fixed index annuity business
The ‘not for life’ portion of GMWB embedded derivative liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates.

Embedded derivatives for variable annuity guarantee minimum income benefit
The GMIB liability, which is substantially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. This accounting basis substantially does not recognise the effects of market movements. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)
Other derivative value movements
The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from operating profit, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)
Other US shareholder-financed business
Debt securities
Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

Equity-type securities
As at 31 December 2017, the equity-type securities for US insurance non-separate account operations amounted to £946 million (2016: £1,323 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2017	2016
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.1% to 6.5%	5.5% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.1% to 8.5%	7.5% to 8.5%

(d)
UK and Europe insurance operations
(i)
Shareholder-backed annuity business
For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for shareholder-backed annuity business within The Prudential Assurance Company Limited (PAC) after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

–
The impact on credit risk provisioning of actual upgrades and downgrades during the period;
–
Credit experience compared with assumptions; and
–
Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared with assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii)
Non-linked shareholder-financed business
For debt securities backing non-linked shareholder-financed business of the UK and Europe insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)
Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses, it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

B2
Acquisition costs and other expenditure

	2017 £m	2016 £m
Acquisition costs incurred for insurance policies	(3,712)	(3,687)
Acquisition costs deferred less amortisation of acquisition costs	911	923
Administration costs and other expenditure	(6,380)	(5,522)
Movements in amounts attributable to external unit holders of consolidated investment funds	(984)	(562)
Total acquisition costs and other expenditure	(10,165)	(8,848)

B3
Effect of changes and other accounting matters on insurance assets and liabilities

The following matters are relevant to the determination of the 2017 results:

(a)
Asia insurance operations
In 2017, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £75 million (2016: £67 million) representing a small number of individually minor items.

(b)
US insurance operations
Changes in the policyholder liabilities held for variable and fixed index annuity guarantees are reported as part of non-operating profit and are as described in note B1.2.

(c)
UK and Europe insurance operations
Annuity business
Allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

The IFRS credit risk allowance made for the UK shareholder-backed fixed and linked annuity business equated to 42 basis points at 31 December 2017 (2016: 43 basis points). The allowance represented 28 per cent of the bond spread over swap rates (2016: 26 per cent).

The reserves for credit risk allowance at 31 December 2017 for the UK shareholder-backed business were £1.6 billion (2016: £1.7 billion).

Other assumption changes
For the shareholder-backed business, in addition to the movement in the credit risk allowance discussed above, the net effect of routine changes to assumptions in 2017, was a credit of £173 million (2016: credit of £16 million).This included, amongst other items, a benefit to IFRS operating profit based on longer-term investment returns of £204 million, relating to changes to annuitant mortality assumptions primarily reflecting the adoption of the Continuous Mortality Investigation (CMI) 2015 model.

Longevity reinsurance and other management actions
A number of management actions were taken in 2017 to improve the solvency position of the UK and Europe insurance operations and further mitigate market risk, which have generated combined profits of £276 million. Similar actions were also taken in 2016 and 2015.

Of this amount £31 million related to profit from an additional longevity reinsurance transactions covering £0.5 billion of annuity liabilities on an IFRS basis, with the balance of £245 million reflecting the effect of repositioning the fixed income portfolio and other actions. The contribution to profit from similar longevity reinsurance and other management actions in 2016 was £332 million (of which £197 million related to longevity reinsurance transactions covering £5.4 billion of IFRS annuity liabilities).

At 31 December 2017, longevity reinsurance covered £14.4 billion of IFRS annuity liabilities equivalent to 44 per cent of total annuity liabilities (2016: £14.4 billion, 42 per cent).

Review of past annuity sales
Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review will examine whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. The FCA formally released its redress calculation methodology in early 2018 and accordingly Prudential  reassessed the provision held to cover the costs of undertaking the review and any potential redress. At 31 December 2017, following this reassessment, the gross provision was increased to £400 million (2016: £175 million), excluding any utilisation during the year. The ultimate amount that will be expended by the Group on the review, which is currently expected to be completed in 2019, remains uncertain. Although the Group’s professional indemnity insurance is expected to mitigate the overall financial impact of this review, with potential insurance recoveries of up to £175 million, no such recovery has been factored in the provision, in accordance with the requirements of IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.
.
B4 Tax charge

On 22 December 2017, a significant US tax reform package, The Tax Cuts and Jobs Act, was enacted into law effective from 1 January 2018. The tax reform package as a whole, which includes a reduction in the corporate income tax rate from 35 per cent to 21 per cent, and a number of specific measures affecting US life insurers, is expected to be beneficial in the longer term. However in 2017 the changes have had an adverse impact on the tax charge attributable to shareholders in the Group’s US operations and a benefit to policyholders in the with-profits fund of the UK and Europe operations, due to the requirement to remeasure deferred tax balances at the new 21 per cent rate. The 2017 impacts on the Group’s income statement and on other comprehensive income of the US tax changes are set out below and the impact on the balance sheet are set out in note C8.

(a)
Total tax charge by nature of expense
The total tax charge in the income statement is as follows:

	2017 £m			2016 £m
Tax charge	Current tax	Deferred tax	Total	Total
Attributable to shareholders:
Asia operations	(164)	(89)	(253)	(256)
US operations	56	(564)	(508)	66
UK and Europe	(302)	35	(267)	(275)
Other operations	122	-	122	111
Tax charge attributable to shareholders' returns	(288)	(618)	(906)	(354)
Attributable to policyholders:
Asia operations	(92)	(157)	(249)	(155)
UK and Europe	(316)	(109)	(425)	(782)
Tax charge attributable to policyholders' returns	(408)	(266)	(674)	(937)
Total tax charge	(696)	(884)	(1,580)	(1,291)

The principal reason for the increase in the tax charge attributable to shareholders’ returns is a £445 million deferred tax charge arising on the remeasurement of the US net deferred tax assets from 35 per cent to 21 per cent. The principal reason for the decrease in the tax charge attributable to policyholders’ returns is a smaller increase in deferred tax liabilities on unrealised gains on investments in the with-profits fund of UK and Europe compared to 2016, combined with a £92 million credit following the remeasurement of US net deferred tax liabilities in the same with-profits fund.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in (b) below. The tax charge attributable to policyholders of £674 million above is equal to the profit before tax attributable to policyholders of £674 million. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses and on an after tax basis.

In 2017, a tax charge of £75 million (2016: credit of £10 million) attributable to shareholders has been taken through other comprehensive income. The 2017 charge includes a £190 million deferred tax charge primarily on unrealised gains on bonds held in the US operations partly offset by £134 million benefit relating to the remeasurement of US net deferred tax liabilities on the bonds

(b)
Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result.

	2017 £m
	Asia operations	US operations	UK and Europe	Other* operations	Total attributable to shareholders	Percentage impact on ETR
Operating profit (loss) based on longer-term investment returns	1,975	2,224	1,378	(878)	4,699
Non-operating profit (loss)	53	(1,462)	(14)	20	(1,403)
Profit (loss) before tax	2,028	762	1,364	(858)	3,296
Expected tax rate	21%	35%	19%	19%	24%
Tax at the expected rate	426	267	259	(163)	789	23.9%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(64)	(11)	(2)	(14)	(91)	(2.8%)
Deductions not allowable for tax purposes	26	6	13	10	55	1.7%
Items related to taxation of life insurance businesses	(92)	(238)	(2)	-	(332)	(10.1%)
Deferred tax adjustments	11	17	(1)	(5)	22	0.7%
Effect of results of joint ventures and associates	(52)	-	(3)	-	(55)	(1.7%)
Irrecoverable withholding taxes	-	-	-	54	54	1.6%
Other	(10)	-	6	(1)	(5)	(0.1%)
Total	(181)	(226)	11	44	(352)	(10.7%)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(3)	(15)	(3)	(3)	(24)	(0.7%)
Movements in provisions for open tax matters	19	25	-	-	44	1.3%
Impact of US tax reform	-	445	-	-	445	13.5%
Adjustments in relation to business disposals	(8)	12	-	-	4	0.1%
Total	8	467	(3)	(3)	469	14.2%

Total actual tax charge (credit)	253	508	267	(122)	906	27.4%
Analysed into:

Tax on operating profit based on longer-term investment returns	276	548	268	(121)	971
Tax on non-operating profit	(23)	(40)	(1)	(1)	(65)
Actual tax rate:
Operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	14%	25%	19%	14%	21%
Excluding non-recurring tax reconciling items	13%	24%	20%	13%	20%
Total profit	12%	67%	20%	14%	27%
*
Other operations include restructuring costs.

The more significant reconciling items are explained below:

Income not taxable or taxable at concessionary rates
£26 million of the £64 million reconciling item in Asia operations is due to non-taxable gains on domestic securities in Taiwan (no equivalent amount in 2016) with the balance principally relating to income taxable at rates lower than the expected rates in Malaysia and Singapore.

Items related to taxation of life insurance businesses
The £92 million reconciling item in Asia operations reflects where the basis of tax is not the accounting profits, primarily in:
- Hong Kong where the taxable profit is based on the net insurance premiums;and
- Indonesia and Philippines where investment income is subject to withholding tax at source and no further corporation tax.
It is higher than the 2016 adjustment of £20 million due to a larger proportion of profits attributable to Hong Kong.

The £238 million (full year 2016: £159 million) reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business. US tax reform changes effective from 1 January 2018 are expected to reduce the level of this deduction from 2018 onwards.

Effects of results of joint ventures and associates
The £55 million reconciling item arises from the accounting requirement for inclusion in the profit before tax of Prudential’s share of the profits after tax from the joint ventures and associates, with no equivalent item included in Prudential’s tax charge.

Irrecoverable withholding taxes
The £54 million adverse reconciling items reflects withholding taxes on dividends paid by certain non-UK subsidiaries, principally Indonesia, to the UK. The dividends are exempt from UK tax and consequently the withholding tax cannot be offset against UK tax payments.

Movements in provisions for open tax matters
The complexity of the tax laws and regulations that relate to our businesses means that from time to time we may disagree with tax authorities on the technical interpretation of a particular area of tax law. This uncertainty means that in the normal course of business the Group will have matters where upon ultimate resolution of the uncertainty, the amount of profit subject to tax may be greater than the amounts reflected in the Group’s submitted tax returns. The statement of financial position contains the following provisions in relation to open tax matters:

£m
At 1 January 2017	(89)
Movements in the current period included in:
Tax charge attributable to shareholders	(44)
Other movements*	(6)
At 31 December 2017	(139)
*
Other movements include interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax.

Impact of US tax reform
As noted earlier, the reduction in the US corporate income tax rate from 35 per cent to 21 per cent from 1 January 2018 was substantively enacted on 22 December 2017, giving rise to a £445 million unfavourable reconciling item in US operations relating to the remeasurement of the net deferred tax asset attributable to shareholders. Separately a £134 million benefit has been recognised in other comprehensive income. Further detail on the impact of US tax reform is provided in note C8.

	2016** £m
	Asia operations	US operations	UK and Europe	Other* operations	Total attributable to shareholders	Percentage impact on ETR
Operating profit (loss) based on longer-term investment returns	1,644	2,048	1,253	(689)	4,256
Non-operating (loss) profit	(460)	(1,523)	206	(204)	(1,981)
Profit (loss) before tax	1,184	525	1,459	(893)	2,275
Expected tax rate	22%	35%	20%	20%	24%
Tax at the expected rate	260	184	292	(179)	557	24.4%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(31)	(18)	(13)	(5)	(67)	(2.9%)
Deductions not allowable for tax purposes	20	8	10	22	60	2.6%
Items related to taxation of life insurance businesses	(20)	(159)	(1)	-	(180)	(7.9%)
Deferred tax adjustments	(11)	-	2	(14)	(23)	(1.0%)
Effect of results of joint ventures and associates	(44)	-	(2)	-	(46)	(2.0%)
Irrecoverable withholding taxes	-	-	-	36	36	1.6%
Other	3	-	-	(7)	(4)	(0.1%)
Total	(83)	(169)	(4)	32	(224)	(9.7%)

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	(81)	(7)	5	(82)	(3.6%)
Movements in provisions for open tax matters	20	-	-	31	51	2.2%
Impact of changes in local statutory tax rates	-	-	(6)	-	(6)	(0.2%)
Write-down of Korea life business	58	-	-	-	58	2.5%
Total	79	(81)	(13)	36	21	0.9%

Total actual tax charge (credit)	256	(66)	275	(111)	354	15.6%
Analysed into:

Tax on operating profit based on longer-term investment returns	271	467	244	(88)	894
Tax on non-operating profit	(15)	(533)	31	(23)	(540)
Actual tax rate:
Operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	16%	23%	19%	13%	21%
Excluding non-recurring tax reconciling items	15%	27%	21%	18%	22%
Total profit	22%	(13)%	19%	12%	16%
*
Other operations include restructuring costs.
**
The 2016 comparative results have been re-presented from those previously published following reassessment of the Group’s operating segments as described in note B1.3.

The 2016 expected and actual tax rates as shown include the impact of the re-measurement loss on the held for sale Korea life business. The 2016 tax rates for Asia operations and Group, excluding the impact of the held for sale Korea life business are as follows:

	Asia operations	Attributable to shareholders
Expected tax rate on total profit	22%	24%
Actual tax rate:
Operating profit based on longer-term investment returns	16%	21%
Total profit	18%	14%

B5
Earnings per share

		2017
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	Note	B1.1	B4
		£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		4,699	(971)	(1)	3,727	145.2p	145.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,563)	572	-	(991)	(38.6)p	(38.6)p
Amortisation of acquisition accounting adjustments		(63)	20	-	(43)	(1.7)p	(1.7)p
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income	D1	61	-	-	61	2.4p	2.4p
Profit attaching to disposal of businesses	D1	162	(82)	-	80	3.1p	3.1p
Impact of US Tax Reform	B4	-	(445)	-	(445)	(17.3)p	(17.3)p
Based on profit for the year		3,296	(906)	(1)	2,389	93.1p	93.0p

		2016
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	Note	B1.1	B4
		£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		4,256	(894)	-	3,362	131.3p	131.2p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,678)	519	-	(1,159)	(45.3)p	(45.2)p
Loss attaching to held for sale Korea life business	D1	(227)	(4)	-	(231)	(9.0)p	(9.0)p
Amortisation of acquisition accounting adjustments		(76)	25	-	(51)	(2.0)p	(2.0)p
Based on profit for the year		2,275	(354)	-	1,921	75.0p	75.0p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	2017	2016
Weighted average number of shares for calculation of:	(millions)	(millions)
Basic earnings per share	2,567	2,560
Shares under option at end of year	6	7
Number of shares that would have been issued at fair value on assumed option price	(5)	(5)
Diluted earnings per share	2,568	2,562

B6
Dividends

	2017		2016
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:
First interim ordinary dividend	14.50p	375	12.93p	333
Second interim ordinary dividend	32.50p	841	30.57p	789
Total	47.00p	1,216	43.50p	1,122
Dividends paid in reporting year:
Current year first interim ordinary dividend	14.50p	373	12.93p	332
Second interim ordinary dividend for prior year	30.57p	786	26.47p	679
Special dividend	-	-	10.00p	256
Total	45.07p	1,159	49.40p	1,267

Dividend per share
For the year ended 31 December 2016 the second interim ordinary dividend of 30.57 pence per ordinary share was paid to eligible shareholders on 19 May 2017. The 2017 first interim ordinary dividend of 14.50 pence per ordinary share was paid to eligible shareholders on 28 September 2017.

The second interim ordinary dividend for the year ended 31 December 2017 of 32.50 pence per ordinary share will be paid on 18 May 2018 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 3 April 2018 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 25 May 2018. The second interim ordinary dividend will be paid on or about 25 May 2018 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 13 March 2018. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C
Balance sheet notes

C1
Analysis of Group statement of financial position by segment
(a)
Position as at 31 December 2017

		2017 £m						2016 £m
	Note	Asia	US	UK and Europe	Unallo- cated to a segment (other opera- tions)	Elimin- ation of intra- group debtors and creditors	Group Total	Group Total
By operating segment		C2.1	C2.2	C2.3	note (i)
Assets
Goodwill	C5(a)	305	-	1,177	-	-	1,482	1,628
Deferred acquisition costs and other intangible assets	C5(b)	2,540	8,219	210	42	-	11,011	10,807
Property, plant and equipment		125	214	447	3	-	789	743
Reinsurers' share of insurance contract liabilities		1,960	6,424	2,521	3	(1,235)	9,673	10,051
Deferred tax assets	C8	112	2,300	157	58	-	2,627	4,315
Current tax recoverable		58	298	244	93	(80)	613	440
Accrued investment income		595	492	1,558	31	-	2,676	3,153
Other debtors		2,675	248	3,118	2,121	(5,199)	2,963	3,019
Investment properties		5	5	16,487	-	-	16,497	14,646
Investment in joint ventures and associates accounted for using the equity method		912	-	504	-	-	1,416	1,273
Loans	C3.3	1,317	9,630	5,986	109	-	17,042	15,173
Equity securities and portfolio holdings in unit trusts		29,976	130,630	62,670	115	-	223,391	198,552
Debt securities	C3.2	40,982	35,378	92,707	2,307	-	171,374	170,458
Derivative assets		113	1,611	2,954	123	-	4,801	3,936
Other investments		-	848	4,774	-	-	5,622	5,465
Deposits		1,291	43	9,540	362	-	11,236	12,185
Assets held for sale		-	-	38	-	-	38	4,589
Cash and cash equivalents		1,934	1,658	5,808	1,290	-	10,690	10,065
Total assets	C1	84,900	197,998	210,900	6,657	(6,514)	493,941	470,498

Total equity		5,926	5,248	8,245	(3,325)	-	16,094	14,667
Liabilities
Insurance contract liabilities	C4.1	63,468	177,728	88,180	31	(1,235)	328,172	316,436
Investment contract liabilities with discretionary participation features	C4.1	337	-	62,340	-	-	62,677	52,837
Investment contract liabilities without discretionary participation features	C4.1	328	2,996	17,069	1	-	20,394	19,723
Unallocated surplus of with-profits funds	C4.1	3,474	-	13,477	-	-	16,951	14,317
Core structural borrowings of shareholder-financed operations	C6.1	-	184	-	6,096	-	6,280	6,798
Operational borrowings attributable to shareholder-financed operations	C6.2	50	508	148	1,085	-	1,791	2,317
Borrowings attributable to with-profits operations	C6.2	10	-	3,706	-	-	3,716	1,349
Obligations under funding, securities lending and sale and repurchase agreements		-	4,304	1,358	-	-	5,662	5,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,631	-	5,243	15	-	8,889	8,687
Deferred tax liabilities	C8	1,152	1,845	1,703	15	-	4,715	5,370
Current tax liabilities		122	47	377	71	(80)	537	649
Accruals deferred income and other liabilities		6,069	5,109	6,609	1,597	(5,199)	14,185	13,825
Provisions		254	24	784	61	-	1,123	947
Derivative liabilities		79	5	1,661	1,010	-	2,755	3,252
Liabilities held for sale	D1	-	-	-	-	-	-	4,293
Total liabilities	C1	78,974	192,750	202,655	9,982	(6,514)	477,847	455,831
Total equity and liabilities		84,900	197,998	210,900	6,657	(6,514)	493,941	470,498

Note
(i)
Unallocated to a segment includes central operations, Prudential Capital and Africa operations as per note B1.3.

C2
Analysis of segment statement of financial position by business type

C2.1
Asia

		31 Dec 2017 £m							31 Dec 2016* £m
		Insurance
		With-profits business	Unit-linked assets and liabilities	Other business	Total	Asset management	Eliminations	Total	Total
	Note
Assets
Goodwill		-	-	244	244	61	-	305	306
Deferred acquisition costs and other intangible assets		45	-	2,490	2,535	5	-	2,540	2,319
Property, plant and equipment		86	-	36	122	3	-	125	124
Reinsurers' share of insurance contract liabilities		76	-	1,884	1,960	-	-	1,960	1,539
Deferred tax assets		-	-	102	102	10	-	112	107
Current tax recoverable		1	2	55	58	-	-	58	29
Accrued investment income		230	53	277	560	35	-	595	549
Other debtors		1,823	169	648	2,640	67	(32)	2,675	2,662
Investment properties		-	-	5	5	-	-	5	5
Investment in joint ventures and associates accounted for using the equity method		-	-	768	768	144	-	912	825
Loans	C3.3	725	-	592	1,317	-	-	1,317	1,303
Equity securities and portfolio holdings in unit trusts		14,995	13,199	1,759	29,953	23	-	29,976	23,599
Debt securities	C3.2	24,432	3,507	13,043	40,982	-	-	40,982	36,546
Derivative assets		82	5	26	113	-	-	113	47
Deposits		246	511	499	1,256	35	-	1,291	1,425
Assets held for sale	D1	-	-	-	-	-	-	-	3,863
Cash and cash equivalents		632	287	822	1,741	193	-	1,934	2,157
Total assets		43,373	17,733	23,250	84,356	576	(32)	84,900	77,405
Total equity		-	-	5,525	5,525	401	-	5,926	5,376
Liabilities
Insurance contract liabilities		33,861	15,935	13,672	63,468	-	-	63,468	54,417
Investment contract liabilities with discretionary participation features	C4.1	337	-	-	337	-	-	337	347
Investment contract liabilities without discretionary participation features	C4.1	-	328	-	328	-	-	328	254
Unallocated surplus of with-profits funds		3,474	-	-	3,474	-	-	3,474	2,667
Operational borrowings attributable to shareholder-financed operations		-	7	43	50	-	-	50	19
Borrowings attributable to with-profits operations		10	-	-	10	-	-	10	4
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,152	1,219	260	3,631	-	-	3,631	3,093
Deferred tax liabilities		774	38	340	1,152	-	-	1,152	935
Current tax liabilities		24	-	81	105	17	-	122	125
Accruals, deferred income and other liabilities		2,620	206	3,207	6,033	68	(32)	6,069	5,916
Provisions		62	-	102	164	90	-	254	229
Derivative liabilities		59	-	20	79	-	-	79	265
Liabilities held for sale	D1	-	-	-	-	-	-	-	3,758
Total liabilities		43,373	17,733	17,725	78,831	175	(32)	78,974	72,029
Total equity and liabilities		43,373	17,733	23,250	84,356	576	(32)	84,900	77,405
*
The 2016 comparative results have been re-presented from those previously published following reassessment of the Group’s operating segments as described in note B1.3.

Note
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

C2.2
US

		31 Dec 2017 £m						31 Dec 2016* £m
		Insurance
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Asset management	Eliminations	Total	Total
	Note
Assets
Goodwill		-	-	-	-	-	-	16
Deferred acquisition costs and other intangible assets		-	8,216	8,216	3	-	8,219	8,327
Property, plant and equipment		-	209	209	5	-	214	247
Reinsurers' share of insurance contract liabilities		-	6,424	6,424	-	-	6,424	7,224
Deferred tax assets		-	2,218	2,218	82	-	2,300	3,979
Current tax recoverable		-	284	284	14	-	298	101
Accrued investment income		-	444	444	48	-	492	628
Other debtors		-	247	247	77	(76)	248	304
Investment properties		-	5	5	-	-	5	6
Loans	C3.3	-	9,630	9,630	-	-	9,630	9,735
Equity securities and portfolio holdings in unit trusts		130,528	102	130,630	-	-	130,630	120,747
Debt securities	C3.2	-	35,378	35,378	-	-	35,378	40,745
Derivative assets		-	1,611	1,611	-	-	1,611	834
Other investments		-	844	844	4	-	848	992
Deposits		-	-	-	43	-	43	49
Cash and cash equivalents		-	1,224	1,224	434	-	1,658	1,135
Total assets		130,528	66,836	197,364	710	(76)	197,998	195,069
Total equity		-	5,013	5,013	235	-	5,248	5,408
Liabilities
Insurance contract liabilities		130,528	47,200	177,728	-	-	177,728	174,328
Investment contract liabilities without discretionary participation features	C4.1	-	2,996	2,996	-	-	2,996	3,298
Core structural borrowings of shareholder-financed operations		-	184	184	-	-	184	202
Operational borrowings attributable to shareholder-financed operations		-	508	508	-	-	508	480
Obligations under funding, securities lending and sale and repurchase agreements		-	4,304	4,304	-	-	4,304	3,534
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		-	-	-	-	-	-	-
Deferred tax liabilities		-	1,844	1,844	1	-	1,845	2,832
Current tax liabilities		-	46	46	1	-	47	-
Accruals, deferred income and other liabilities		-	4,728	4,728	457	(76)	5,109	4,920
Provisions		-	8	8	16	-	24	3
Derivative liabilities		-	5	5	-	-	5	64
Total liabilities		130,528	61,823	192,351	475	(76)	192,750	189,661
Total equity and liabilities		130,528	66,836	197,364	710	(76)	197,998	195,069
*
The 2016 comparative results have been re-presented from those previously published following reassessment of the Group’s operating segments as described in note B1.3.

C2.3
UK and Europe
		31 Dec 2017 £m							31 Dec 2016* £m
		Insurance
			Other funds and subsidiaries
		With-profits sub-funds	Unit-linked assets and liabilities	Annuity and other long-term business	Total	Asset management	Eliminations	Total	Total
By operating segment	Note	note (i)
Assets
Goodwill		24	-	-	24	1,153	-	1,177	1,306
Deferred acquisition costs and other intangible assets		100	-	103	203	7	-	210	132
Property, plant and equipment		406	-	37	443	4	-	447	369
Reinsurers' share of insurance contract liabilities		1,269	133	1,119	2,521	-	-	2,521	2,590
Deferred tax assets		70	-	64	134	23	-	157	174
Current tax recoverable		63	-	181	244	-	-	244	308
Accrued investment income		892	107	553	1,552	6	-	1,558	1,939
Other debtors		1,553	76	624	2,253	941	(76)	3,118	3,233
Investment properties		14,153	682	1,652	16,487	-	-	16,487	14,635
Investment in joint ventures and associates accounted for using the equity method		464	-	-	464	40	-	504	448
Loans	C3.3	4,268	-	1,718	5,986	-	-	5,986	3,572
Equity securities and portfolio holdings in unit trusts		47,173	15,369	9	62,551	119	-	62,670	54,177
Debt securities	C3.2	50,661	6,711	35,335	92,707	-	-	92,707	90,796
Derivative assets		2,420	8	526	2,954	-	-	2,954	2,927
Other investments		4,744	11	1	4,756	18	-	4,774	4,473
Deposits		7,167	1,139	1,234	9,540	-	-	9,540	10,705
Assets held for salenote (ii)		38	-	-	38	-	-	38	726
Cash and cash equivalents		4,096	693	576	5,365	443	-	5,808	5,064
Total assets		139,561	24,929	43,732	208,222	2,754	(76)	210,900	197,574
Total equity		-	-	6,344	6,344	1,901	-	8,245	7,832
Liabilities
Insurance contract liabilities	C4.1	48,894	6,097	33,189	88,180	-	-	88,180	88,993
Investment contract liabilities with discretionary participation features	C4.1	62,323	-	17	62,340	-	-	62,340	52,490
Investment contract liabilities without discretionary participation features	C4.1	5	17,048	16	17,069	-	-	17,069	16,171
Unallocated surplus of with-profits funds	C4.1	13,477	-	-	13,477	-	-	13,477	11,650
Operational borrowings attributable to shareholder-financed operations		-	4	123	127	21	-	148	167
Borrowings attributable to with-profits operations		3,706	-	-	3,706	-	-	3,706	1,345
Obligations under funding, securities lending and sale and repurchase agreements		748	-	610	1,358	-	-	1,358	1,497
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,409	1,667	167	5,243	-	-	5,243	5,594
Deferred tax liabilities		1,410	-	274	1,684	19	-	1,703	1,592
Current tax liabilities		119	76	138	333	44	-	377	513
Accruals deferred income and other liabilities		4,791	36	1,293	6,120	565	(76)	6,609	6,688
Provisions		55	-	525	580	204	-	784	647
Derivative liabilities		624	1	1,036	1,661	-	-	1,661	1,860
Liabilities held for salenote (ii)		-	-	-	-	-	-	-	535
Total liabilities		139,561	24,929	37,388	201,878	853	(76)	202,655	189,742
Total equity and liabilities		139,561	24,929	43,732	208,222	2,754	(76)	210,900	197,574
*
The 2016 comparative results have been re-presented from those previously published following reassessment of the Group’s operating segments as described in note B1.3.

Note
(i)
Includes the Scottish Amicable Insurance Fund which, at 31 December 2017 have total assets and liabilities of £5,768 million (2016: £6,101 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The PAC with-profits fund includes £10.6 billion (2016: £11.2 billion) of non-profits annuities liabilities.
(ii)
The assets and liabilities held for sale for the UK and Europe insurance operations comprise the investment properties and consolidated venture investments of the PAC with-profits fund, for which the sales had been agreed but not yet completed at the year end.

C3
Assets and liabilities

C3.1
Group assets and liabilities – measurement

(a)
Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the loans and receivables have been shown net of provisions for impairment. The fair value of loans have been estimated from discounted cash flows expected to be received. The discount rate is updated for the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b)
Fair value measurement hierarchy of Group assets and liabilities
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2017 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	-	-	2,023	2,023
Equity securities and portfolio holdings in unit trusts	57,347	4,470	351	62,168
Debt securities	29,143	45,602	348	75,093
Other investments (including derivative assets)	68	3,638	3,540	7,246
Derivative liabilities	(68)	(615)	-	(683)
Total financial investments, net of derivative liabilities	86,490	53,095	6,262	145,847
Percentage of total	60%	36%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	158,631	457	10	159,098
Debt securities	4,993	5,226	-	10,219
Other investments (including derivative assets)	12	4	8	24
Derivative liabilities	-	(1)	-	(1)
Total financial investments, net of derivative liabilities	163,636	5,686	18	169,340
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	-	2,814	2,814
Equity securities and portfolio holdings in unit trusts	2,105	10	10	2,125
Debt securities	21,443	64,313	306	86,062
Other investments (including derivative assets)	7	2,270	876	3,153
Derivative liabilities	-	(1,559)	(512)	(2,071)
Total financial investments, net of derivative liabilities	23,555	65,034	3,494	92,083
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	-	4,837	4,837
Equity securities and portfolio holdings in unit trusts	218,083	4,937	371	223,391
Debt securities	55,579	115,141	654	171,374
Other investments (including derivative assets)	87	5,912	4,424	10,423
Derivative liabilities	(68)	(2,175)	(512)	(2,755)
Total financial investments, net of derivative liabilities	273,681	123,815	9,774	407,270
Investment contract liabilities without discretionary participation features held at fair value	-	(17,397)	-	(17,397)
Borrowings attributable to with-profits operations	-	-	(1,887)	(1,887)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,836)	(3,640)	(413)	(8,889)
Other financial liabilities held at fair value	-	-	(3,031)	(3,031)
Total financial instruments at fair value	268,845	102,778	4,443	376,066
Percentage of total	72%	27%	1%	100%

	31 Dec 2016 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	-	-	27	27
Equity securities and portfolio holdings in unit trusts	45,181	3,669	690	49,540
Debt securities	26,227	43,880	690	70,797
Other investments (including derivative assets)	58	3,357	3,443	6,858
Derivative liabilities	(51)	(1,025)	-	(1,076)
Total financial investments, net of derivative liabilities	71,415	49,881	4,850	126,146
Percentage of total	56%	40%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	146,637	374	22	147,033
Debt securities	5,136	4,462	-	9,598
Other investments (including derivative assets)	6	8	5	19
Derivative liabilities	(4)	(24)	-	(28)
Total financial investments, net of derivative liabilities	151,775	4,820	27	156,622
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	276	2,672	2,948
Equity securities and portfolio holdings in unit trusts	1,966	3	10	1,979
Debt securities	21,896	67,915	252	90,063
Other investments (including derivative assets)	-	1,492	1,032	2,524
Derivative liabilities	(9)	(1,623)	(516)	(2,148)
Total financial investments, net of derivative liabilities	23,853	68,063	3,450	95,366
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	276	2,699	2,975
Equity securities and portfolio holdings in unit trusts	193,784	4,046	722	198,552
Debt securities	53,259	116,257	942	170,458
Other investments (including derivative assets)	64	4,857	4,480	9,401
Derivative liabilities	(64)	(2,672)	(516)	(3,252)
Total financial investments, net of derivative liabilities	247,043	122,764	8,327	378,134
Investment contract liabilities without discretionary participation features held at fair value	-	(16,425)	-	(16,425)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,217)	(3,587)	(883)	(8,687)
Other financial liabilities held at fair value	-	(385)	(2,851)	(3,236)
Total financial instruments at fair value	242,826	102,367	4,593	349,786
Percentage of total	70%	29%	1%	100%

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £35,293 million (2016: £40,645 million) of debt securities classified as available-for-sale.

The Korea life business was classified as held for sale in 2016, with the sale completed in May 2017. The assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a net financial instruments balance of £3,200 million, primarily for equity securities and debt securities. Of this amount, £2,763 million was classified as level 1 and £437 million as level 2.

Investment properties at fair value
	31 December £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
2017	-	-	16,497	16,497
2016	-	-	14,646	14,646

(c)
Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing service providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £115,141 million at 31 December 2017 (2016: £116,257 million), £13,910 million are valued internally (2016: £12,708 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)
Fair value measurements for level 3 fair valued assets and liabilities

Valuation approach for level 3 fair valued assets and liabilities
Financial instruments at fair value
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time a significant volume of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group’s risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties’ valuations.

At 31 December 2017, the Group held £4,443 million (2016: £4,593 million) of net financial instruments at fair value within level 3. This represents 1 per cent (2016: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

The net financial instruments at fair value within level 3 at 31 December 2017 include £1,983 million of loans and a corresponding £1,887 million of borrowings held by a subsidiary of the Group’s UK with-profits fund, attaching to a portfolio of buy-to-let mortgages and other loans financed largely by external third-party (non-recourse) borrowings (see note C3.3(c) for further details). The Group’s exposure is limited to the investment held by the UK with-profits fund, rather than to the individual loans and borrowings themselves. The fair value movements of these loans and borrowings have no effect on shareholders’ profit and equity. The most significant non observable inputs to the mortgage fair value are the level of future defaults and prepayments by the mortgage holders.

Also included within these amounts are loans of £2,512 million at 31 December 2017 (2016: £2,672 million), measured as the loan outstanding balance, plus accrued investment income, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,664 million at 31 December 2017 (2016: £2,851 million) is also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(152) million (2016: £(179) million), the level 3 fair valued financial assets net of financial liabilities are £4,595 million (2016: £4,772 million). Of this amount, a net asset of £117 million (2016: net asset of £72 million) is internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (2016: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability are:

(a)
Debt securities of £500 million (2016: £422 million), which are either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).

(b)
Private equity and venture investments in both debt and equity securities of £217 million (2016: £956 million) which are valued internally using discounted cash flows based on management information available for these investments. The significant unobservable inputs include the determination of expected future cash flows on the investments being valued, determination of the probability of counterparty default and prepayments and the selection of appropriate discount rates. The valuation is performed in accordance with International Private Equity and Venture Capital Association Valuation guidelines. These investments were principally held by consolidated investment funds that are managed on behalf of third parties.

(c)
Equity release mortgage loans of £366 million (2016: £276 million classified as level 2) which are valued internally using the discounted cash flow models. The inputs that are significant to the valuation of these investments are primarily the economic assumptions, being the discount rate (risk-free rate plus a liquidity premium) and property values. See below for the explanation of the transfer of these investments from level 2 into level 3 during the year.

(d)
Liabilities of £(403) million (2016: £(883) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.

(e)
Derivative liabilities of £(512) million (2016: £(516) million) which are valued internally using the discounted cash flow method in line with standard market practices but are subject to independent assessment against external counterparties’ valuations.

(f)	Other sundry individual financial investments of £81 million (2016: £93 million).

Of the internally valued net asset referred to above of £117 million (2016: net asset of £72 million):

(a)
A net asset of £67 million (2016: £315 million) is held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.

(b)
A net liability of £(184) million (2016: £(243) million) is held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally decreased by 10 per cent, the change in valuation would be £18 million (2016: £24 million), which would reduce shareholders’ equity by this amount before tax. All this amount passes through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit.

Other assets at fair value – investment properties
The investment properties of the Group are principally held by the UK and Europe insurance operations that are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An ‘income capitalisation’ technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group’s investment properties. As the comparisons are not with properties that are virtually identical to the Group’s investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

(e)
Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During the year, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to level 2 of £1,389 million and transfers from level 2 to level 1 of £411 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities.

In addition, in 2017, the transfers into level 3 were a net liability of £80 million and the transfers out of level 3 were £92 million. The transfers into level 3 include a transfer from level 2 of a net liability of £83 million relating to the equity release mortgage loans of £302 million and a corresponding liability of £385 million held by the UK insurance operations that are carried at fair value through profit or loss. During 2017, the assumptions used within the discounted cash flow model used to value these loans were refined to reflect developing market practice, including consideration of the Prudential Regulation Authority’s industry-wide review in this area and resulting guidance. This refinement incorporates inputs relevant to determining the discount rate that are not market observable. As a result, the loans were reclassified as level 3. There was no material difference in the fair value of these loans recognised in 2017, arising from this change in the valuation model.

(f)
Valuation processes applied by the Group
The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C3.2
Debt securities

This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities.

With the exception of certain debt securities for US insurance operations classified as ‘available-for-sale’ under IAS 39 as disclosed in notes C3.2 (b) to (d) below, the Group’s debt securities are carried at fair value through profit or loss.

(a)
Credit rating
Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard and Poor’s ratings have been used where available, if this isn’t the case Moody’s and then Fitch have been used as alternatives. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-. Debt securities with no external credit rating are classified as ‘Other’.

	2017 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	2,504	10,641	3,846	3,234	1,810	2,397	24,432
Unit-linked	528	103	510	1,429	372	565	3,507
Non-linked shareholder-backed	990	2,925	3,226	2,970	1,879	1,053	13,043
US
Non-linked shareholder-backed	368	6,352	9,578	12,311	1,000	5,769	35,378
UK and Europe
With-profits	6,492	9,378	11,666	12,856	2,877	7,392	50,661
Unit-linked	670	2,732	1,308	1,793	91	117	6,711
Non-linked shareholder-backed	5,118	11,005	9,625	3,267	258	6,062	35,335
Other operations	742	1,264	182	67	36	16	2,307
Total debt securities	17,412	44,400	39,941	37,927	8,323	23,371	171,374

	2016 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	3,183	8,522	3,560	2,996	1,887	1,713	21,861
Unit-linked	448	112	525	1,321	494	421	3,321
Non-linked shareholder-backed	1,082	2,435	2,864	2,388	1,680	915	11,364
US
Non-linked shareholder-backed	445	7,932	10,609	13,950	1,009	6,800	40,745
UK and Europe
With-profits	5,740	9,746	10,679	12,798	3,289	6,684	48,936
Unit-linked	461	2,660	1,158	1,699	212	87	6,277
Non-linked shareholder-backed	4,238	10,371	10,558	4,515	397	5,504	35,583
Other operations	830	1,190	242	97	10	2	2,371
Total debt securities	16,427	42,968	40,195	39,764	8,978	22,126	170,458

The credit ratings, information or data contained in this report which are attributed and specifically provided by S&P, Moody’s and Fitch Solutions and their respective affiliates and suppliers (‘Content Providers’) is referred to here as the ‘Content’. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability an investment or security and should not be relied on as investment advice.

Securities with credit ratings classified as ‘Other’ can be further analysed as follows:

			2017 £m	2016 £m
Asia - non-linked shareholder-backed
Internally rated
Government bonds			25	63
Corporate bonds – rated as investment grade by local external ratings agencies			959	757
Other			69	95
Total Asia non-linked shareholder-backed			1,053	915

	£m
US	Mortgage -backed securities	Other securities	2017 Total	2016 Total
Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	1,843	2,075	3,918	4,759
NAIC 2	22	1,772	1,794	1,909
NAIC 3-6	3	54	57	132
Total US	1,868	3,901	5,769	6,800
*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

	2017 £m	2016 £m
UK and Europe
Internal ratings or unrated
AAA to A-	7,994	6,939
BBB to B-	3,141	3,257
Below B- or unrated	2,436	2,079
Total UK and Europe	13,571	12,275

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a debt securities balance of £652 million.

(b)
Additional analysis of US insurance operations debt securities

	2017 £m	2016 £m

Corporate and government security and commercial loans:
Government	4,835	5,856
Publicly traded and SEC Rule 144A securities*	22,849	25,992
Non-SEC Rule 144A securities	4,468	4,576
Asset backed securities (see note (e))	3,226	4,321
Total US debt securities†	35,378	40,745
*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†
Debt securities for US operations included in the statement of financial position comprise:

	2017 £m	2016 £m
Available-for-sale	35,293	40,645
Fair value through profit or loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	85	100
	35,378	40,745

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale securities
The movement in the statement of financial position value for debt securities classified as available-for-sale was from a net unrealised gain of £676 million to a net unrealised gain of £1,205 million as analysed in the table below.

	2017	Foreign exchange translation	Changes in unrealised appreciation**	2016
		Reflected as part of movement in other comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	6,325			14,617
Unrealised gain (loss)	(106)	33	536	(675)
Fair value (as included in statement of financial position)	6,219			13,942
Assets fair valued at or above book value
Book value*	27,763			25,352
Unrealised gain (loss)	1,311	(121)	81	1,351
Fair value (as included in statement of financial position)	29,074			26,703
Total
Book value*	34,088			39,969
Net unrealised gain (loss)	1,205	(88)	617	676
Fair value (as included in the footnote above in the overview table and the statement of financial position)	35,293			40,645
*
Book value represents cost/amortised cost of the debt securities.0
**
Translated at the average rate of US$1.2889: £1.00.

(d)
US debt securities classified as available-for-sale in an unrealised loss position
(i)
Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2017 £m		2016 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	6,170	(95)	12,326	(405)
Between 80% and 90%	36	(6)	1,598	(259)
Below 80%:
Residential mortgage-backed securities - sub-prime	-	-	-	-
Commercial mortgage-backed securities	-	-	8	(3)
Other asset-backed securities	10	(4)	9	(8)
Government bonds	-	-	-	-
Corporates	3	(1)	1
	13	(5)	18	(11)
Total	6,219	(106)	13,942	(675)

(ii)
Unrealised losses by maturity of security

	2017 £m	2016 £m
1 year to 5 years	(7)	(7)
5 years to 10 years	(41)	(118)
More than 10 years	(39)	(510)
Mortgage-backed and other debt securities	(19)	(40)
Total	(106)	(675)

(iii)
Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2017 £m			2016 £m

	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(4)	(31)	(35)	(3)	(599)	(602)
6 months to 1 year	(1)	(4)	(5)	-	(2)	(2)
1 year to 2 years	-	(49)	(49)	(4)	(27)	(31)
2 years to 3 years	(1)	(6)	(7)	(2)	(1)	(3)
More than 3 years	-	(10)	(10)	(2)	(35)	(37)
Total	(6)	(100)	(106)	(11)	(664)	(675)

Further, the following table shows the age analysis as at 31 December, of the securities whose fair values were below 80 per cent of the book value:

	2017 £m		2016 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	2	-	1	-
3 months to 6 months	1	(1)	-	-
More than 6 months	10	(4)	17	(11)
	13	(5)	18	(11)

(e)
Asset-backed securities
The Group’s holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities, at 31 December are as follows:
	2017 £m	2016 £m
Shareholder-backed operations:
Asia operations note (i)	118	130
US operations note (ii)	3,226	4,321
UK and Europe operations (2017: 34% AAA, 16% AA)note (iii)	1,070	1,464
Other operationsnote (iv)	589	771
	5,003	6,686
With-profits operations:
Asia operations note (i)	233	357
UK and Europe operations (2017: 58% AAA, 10% AA)note (iii)	5,658	5,177
	5,891	5,534
Total	10,894	12,220

Notes
(i)
Asia operations
The Asia operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £233 million, 98 per cent (2016: 99 per cent) are investment grade.
(ii)
US operations
US operations’ exposure to asset-backed securities at 31 December comprises:

	2017 £m	2016 £m
RMBS
Sub-prime (2017: 2% AAA, 4% AA, 3% A)	112	180
Alt-A (2017: 3% AAA, 3% A)	126	177
Prime including agency (2017: 70% AA, 4% A)	440	675
CMBS (2017: 82% AAA, 15% AA, 1% A)	1,579	2,234
CDO funds (2017: 49% AA, 31% A), including £nil exposure to sub-prime	28	50
Other ABS (2017: 21% AAA, 14% AA, 50% A), including £96 million exposure to sub-prime	941	1,005
Total	3,226	4,321

(iii)
UK and Europe operations
The majority of holdings of the shareholder-backed business are UK securities and relate to PAC’s annuity business. Of the holdings of the with-profits operations, £1,913 million (2016: £1,623 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)
Other operations
Other operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £589 million, 96 per cent (2016: 95 per cent) are graded AAA.

(f)
Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December are analysed as follows:

Exposure to sovereign debts

	2017 £m		2016 £m
	Shareholder-backed business	With-profits funds	Shareholder-backed business	With-profits funds
Italy	58	63	56	61
Spain	34	18	33	18
France	23	38	22	-
Germany*	693	301	573	329
Other Eurozone	82	31	83	33
Total Eurozone	890	451	767	441
United Kingdom	5,918	3,287	5,510	2,868
United States**	5,078	10,156	6,861	9,008
Other, predominantly Asia	4,638	2,143	3,979	2,079
Total	16,524	16,037	17,117	14,396
*
Including bonds guaranteed by the federal government.
**The exposure to the United States sovereign debt comprises holdings of the US, UK and Europe and Asia insurance operations.

Exposure to bank debt securities

	2017 £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	2017 Total £m	2016 Total £m
Italy	-	-	-	-	-	-	-	32
Spain	42	26	68	-	-	-	68	170
France	28	41	69	10	7	17	86	166
Germany	30	-	30	-	87	87	117	124
Netherlands	-	65	65	-	6	6	71	50
Other Eurozone	15	-	15	-	-	-	15	19
Total Eurozone	115	132	247	10	100	110	357	561
United Kingdom	695	374	1,069	5	308	313	1,382	1,174
United States	-	2,457	2,457	1	161	162	2,619	2,684
Other, including Asia	17	652	669	93	401	494	1,163	1,018
Total	827	3,615	4,442	109	970	1,079	5,521	5,437

With-profits funds
Italy	-	31	31	-	-	-	31	62
Spain	-	16	16	-	-	-	16	213
France	9	213	222	-	64	64	286	213
Germany	120	24	144	-	36	36	180	114
Netherlands	-	188	188	5	6	11	199	202
Other Eurozone	-	27	27	-	-	-	27	31
Total Eurozone	129	499	628	5	106	111	739	835
United Kingdom	859	592	1,451	3	484	487	1,938	1,396
United States	-	2,205	2,205	17	296	313	2,518	2,229
Other, including Asia	532	1,256	1,788	290	453	743	2,531	1,992
Total	1,520	4,552	6,072	315	1,339	1,654	7,726	6,452

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

C3.3
Loans portfolio

(a)
Overview of loans portfolio
Loans are accounted for at amortised cost net of impairment except for:

–
Certain mortgage loans which have been designated at fair value through profit or loss of the UK and Europe insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
–
Certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2017 £m				2016 £m
	Mortgage loans*	Policy loans**	Other loans†	Total	Mortgage loans*	Policy loans**	Other loans†	Total
Asia
With-profits	-	613	112	725	-	577	113	690
Non-linked shareholder-backed	177	216	199	592	179	226	208	613
US
Non-linked shareholder-backed	6,236	3,394	-	9,630	6,055	3,680	-	9,735
UK and Europe
With-profits	2,441	4	1,823	4,268	668	6	1,218	1,892
Non-linked shareholder-backed	1,681	-	37	1,718	1,642	-	38	1,680
Other operations	-	-	109	109	-	-	563	563
Total loans securities	10,535	4,227	2,280	17,042	8,544	4,489	2,140	15,173
*
All mortgage loans are secured by properties.
**
In the US £2,512 million (2016: £2,672 million) policy loans are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
†
Other loans held in UK with-profits funds are commercial loans and comprise mainly syndicated loans. The majority of other loans in shareholder-backed business in Asia are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)
Additional information on US mortgage loans
In the US, mortgage loans are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the same risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £12.6 million (2016: £12.4 million). The portfolio has a current estimated average loan to value of 55 per cent (2016: 59 per cent).

At 31 December 2017, Jackson had no mortgage loans where the contractual terms of the agreements had been restructured (2016: none).

(c)
Additional information on UK mortgage loans
During 2017, the UK with-profits fund invested in an entity that holds a portfolio of buy-to-let mortgage loans. The vehicle financed its acquisitions through the issue of debt instruments, largely to external parties, securitised upon the loans acquired. These third-party borrowings have no recourse to any other assets of the Group and the Group’s exposure is limited to the amount invested by the UK with-profits fund.

By carrying value, 99.98 per cent of the £1,681 million (31 December 2016: 96.29 per cent of £1,642 million) mortgage loans held by the UK shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 31 per cent (31 December 2016: 30 per cent).

(d)
Loans held by other operations
These relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2017 £m	2016 £m
Loans and receivables internal ratings:
AA+ to AA-	14	29
A+ to A-	-	100
BBB+ to BBB-	-	248
BB+ to BB-	95	185
B and other	-	1
Total	109	563

C4
Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1
Movement and duration of liabilities

C4.1(a)
Group overview
(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK and Europe	Total
	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2016	48,778	138,913	152,893	340,584
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	41,255	138,913	142,350	322,518
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	10,543	13,096
- Group's share of policyholder liabilities of joint ventures and associate§	4,970	-	-	4,970
Reclassification of Korea life business as held for sale*	(2,812)	-	-	(2,812)
Net flows:
Premiums	9,639	14,766	11,129	35,534
Surrenders	(2,299)	(7,872)	(6,821)	(16,992)
Maturities/deaths	(1,558)	(1,696)	(6,835)	(10,089)
Net flows	5,782	5,198	(2,527)	8,453
Shareholders' transfers post-tax	(44)	-	(215)	(259)
Investment-related items and other movements	2,005	5,690	18,626	26,321
Foreign exchange translation differences	9,075	27,825	527	37,427
As at 31 December 2016/1 January 2017	62,784	177,626	169,304	409,714
Comprising:
- Policyholder liabilities on the consolidated statement of financial position¶	53,716	177,626	157,654	388,996
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	11,650	14,317
- Group's share of policyholder liabilities of joint ventures and associate§	6,401	-	-	6,401

Net flows:
Premiums	11,863	15,219	14,810	41,892
Surrenders	(3,079)	(10,017)	(6,939)	(20,035)
Maturities/deaths	(1,909)	(2,065)	(7,135)	(11,109)
Net flows	6,875	3,137	736	10,748
Shareholders' transfers post-tax	(54)	-	(233)	(287)
Investment-related items and other movements	8,182	16,251	11,146	35,579
Foreign exchange translation differences	(3,948)	(16,290)	113	(20,125)
At 31 December 2017	73,839	180,724	181,066	435,629
Comprising:
- Policyholder liabilities on the consolidated statement of financial position¶	62,898	180,724	167,589	411,211
(excludes £32 million classified as unallocated to a segment)
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	-	13,477	16,951
- Group's share of policyholder liabilities of joint ventures and associate§	7,467	-	-	7,467
Average policyholder liability balances†
2017	65,241	179,175	162,622	407,038
2016	51,765	158,270	150,003	360,038
*
The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea.
†
Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the year and exclude unallocated surplus of with-profits funds.
§
The Group’s investment in joint ventures and associates are accounted for on an equity method basis in the Group’s balance sheet. The Group’s share of the policyholder liabilities as shown above relate to life businesses in China, India and of the Takaful business in Malaysia.
¶
The policyholder liabilities of the Asia insurance operations of £62,898 million (2016: £53,716 million), shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,235 million (2016: £1,302 million) to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £64,133 million (2016: £55,018 million).

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges. Claims (surrenders, maturities and deaths) represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Shareholder-backed business £m
	Asia	US	UK and Europe	Total
At 1 January 2016	27,844	138,913	52,824	219,581
Reclassification of Korea life business as held for sale*	(2,812)	-	-	(2,812)
Net flows:
Premiums	4,749	14,766	1,842	21,357
Surrenders	(1,931)	(7,872)	(2,967)	(12,770)
Maturities/deaths	(732)	(1,696)	(2,521)	(4,949)
Net flowsnote (a)	2,086	5,198	(3,646)	3,638
Investment-related items and other movements	1,116	5,690	6,980	13,786
Foreign exchange translation differences	4,617	27,825	-	32,442
At 31 December 2016/1 January 2017	32,851	177,626	56,158	266,635

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	26,450	177,626	56,158	260,234
- Group's share of policyholder liabilities relating to joint ventures and associate	6,401	-	-	6,401

Net flows:
Premiums	6,064	15,219	2,283	23,566
Surrenders	(2,755)	(10,017)	(2,433)	(15,205)
Maturities/deaths	(1,008)	(2,065)	(2,571)	(5,644)
Net flowsnote (a)	2,301	3,137	(2,721)	2,717
Investment-related items and other movements	3,797	16,251	2,930	22,978
Foreign exchange translation differences	(1,547)	(16,290)	-	(17,837)
At 31 December 2017	37,402	180,724	56,367	274,493

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	29,935	180,724	56,367	267,026
(excludes £32 million classified as unallocated to a segment)
- Group's share of policyholder liabilities relating to joint ventures and associate	7,467	-	-	7,467
*
The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea.

Note
(a)
Including net flows of the Group’s insurance joint ventures and associate.

C4.1(b)
Asia insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked liabilities	Other business	Total
	£m	£m	£m	£m
At 1 January 2016	20,934	15,966	11,878	48,778
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	18,381	13,355	9,519	41,255
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	-	2,553
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	2,611	2,359	4,970
Reclassification of Korea life business as held for sale*	-	(2,187)	(625)	(2,812)

Premiums
New business	1,701	921	767	3,389
In-force	3,189	1,447	1,614	6,250
	4,890	2,368	2,381	9,639
Surrenders note (c)	(368)	(1,641)	(290)	(2,299)
Maturities/deaths	(826)	(78)	(654)	(1,558)
Net flows note (b)	3,696	649	1,437	5,782
Shareholders' transfers post-tax	(44)	-	-	(44)
Investment-related items and other movements	889	621	495	2,005
Foreign exchange translation differences note (a)	4,458	2,458	2,159	9,075
At 31 December 2016/1 January 2017	29,933	17,507	15,344	62,784
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	27,266	14,289	12,161	53,716
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	-	2,667
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,218	3,183	6,401

Premiums
New business	1,143	1,298	999	3,440
In-force	4,656	1,637	2,130	8,423
	5,799	2,935	3,129	11,863
Surrenders note (c)	(324)	(2,288)	(467)	(3,079)
Maturities/deaths	(901)	(150)	(858)	(1,909)
Net flows note (b)	4,574	497	1,804	6,875
Shareholders' transfers post-tax	(54)	-	-	(54)
Investment-related items and other movements note (d)	4,385	2,830	967	8,182
Foreign exchange translation differencesnote (a)	(2,401)	(807)	(740)	(3,948)
At 31 December 2017note (b)	36,437	20,027	17,375	73,839
Comprising:
- Policyholder liabilities on the consolidated statement of financial position§	32,963	16,263	13,672	62,898
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	-	-	3,474
- Group's share of policyholder liabilities relating to joint ventures and associate‡	-	3,764	3,703	7,467
Average policyholder liability balances†
2017	30,115	18,767	16,359	65,241
2016	22,823	15,643	13,299	51,765
*
The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea.
†
Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.
‡
The Group’s investment in joint ventures and associate are accounted for on an equity method basis and the Group’s share of the policyholder liabilities as shown above relate to the life businesses in China, India and of the Takaful business in Malaysia.
§
The policyholder liabilities of the with-profits business of £32,963 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by UK and Europe insurance operations of £1,235 million to the Hong Kong with-profits business (2016: £1,302 million). Including this amount the Asia with-profits policyholder liabilities are £34,198 million.

Notes
(a)
Movements in the year have been translated at the average exchange rates for the year. The closing balance has been translated at the closing spot rates as at the end of the year. Differences upon retranslation are included in foreign exchange translation differences.
(b)
Net flows have increased by £1,093 million to £6,875 million in 2017 predominantly reflecting continued growth of the in-force book and increased flows from new business.
(c)
Investment-related items and other movements for 2017 principally represent equity market gains and falls in bond yields during the year, in a number of business units with the greatest impact being on with-profits and unit-linked business.

(ii)
Duration of liabilities
The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis for 2017 and 2016, taking account of expected future premiums and investment returns:

	2017 £m	2016 £m
Policyholder liabilities	62,898	53,716
Expected maturity:	%	%
0 to 5 years	21	23
5 to 10 years	19	20
10 to 15 years	16	16
15 to 20 years	12	11
20 to 25 years	10	9
Over 25 years	22	21

C4.1(c)
US insurance operations

(i)
Analysis of movements in policyholder liabilities
A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2016	91,022	47,891	138,913
Premiums	10,232	4,534	14,766
Surrenders	(5,036)	(2,836)	(7,872)
Maturities/deaths	(803)	(893)	(1,696)
Net flows note (b)	4,393	805	5,198
Transfers from general to separate account	1,164	(1,164)	-
Investment-related items and other movements	5,246	444	5,690
Foreign exchange translation differences note (a)	18,586	9,239	27,825
At 31 December 2016/1 January 2017	120,411	57,215	177,626
Premiums	11,529	3,690	15,219
Surrenders	(6,997)	(3,020)	(10,017)
Maturities/deaths	(1,026)	(1,039)	(2,065)
Net flows note (b)	3,506	(369)	3,137
Transfers from general to separate account	2,096	(2,096)	-
Investment-related items and other movements note (c)	15,956	295	16,251
Foreign exchange translation differences note (a)	(11,441)	(4,849)	(16,290)
At 31 December 2017	130,528	50,196	180,724
Average policyholder liability balances*
2017	125,469	53,706	179,175
2016	105,717	52,553	158,270
*
Averages have been based on opening and closing balances.

Notes
(a)
Movements in the year have been translated at an average rate of US$1.29/£1.00 (2016: US$1.35/£1.00). The closing balances have been translated at closing rate of US$1.35/£1.00 (2016: US$1.24/£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)
Net flows were £3,137 million in 2017, reflecting continued strong inflows into the variable annuity business.
(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £15,956 million for 2017 primarily reflects the increases in equities and bond values during the year. Fixed annuity, GIC and other business investment and other movements of £295 million primarily reflect the increase in guarantee reserve in the year.

(ii)
Duration of liabilities
The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2017 and 2016:

	2017				2016
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity separate account liabilities	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity separate account liabilities	Total
	£m	£m	£m	£m	£m	£m
Policyholder liabilities	50,196	130,528	180,724	57,215	120,411	177,626
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	50	42	44	49	43	45
5 to 10 years	25	29	28	26	29	28
10 to 15 years	12	15	14	11	14	14
15 to 20 years	7	8	8	7	8	7
20 to 25 years	3	4	4	3	4	3
Over 25 years	3	2	2	4	2	3

C4.1(d)
UK and Europe insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK and Europe insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	With-profits sub-funds**	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2016	100,069	21,442	31,382	152,893
Comprising:
- Policyholder liabilities	89,526	21,442	31,382	142,350
- Unallocated surplus of with-profits funds	10,543	-	-	10,543
Premiums	9,287	1,227	615	11,129
Surrenders	(3,854)	(2,889)	(78)	(6,821)
Maturities/deaths	(4,314)	(583)	(1,938)	(6,835)
Net flows note (a)	1,119	(2,245)	(1,401)	(2,527)
Shareholders' transfers post-tax	(215)	-	-	(215)
Switches	(152)	152	-	-
Investment-related items and other movements	11,798	2,770	4,058	18,626
Foreign exchange translation differences	527	-	-	527
At 31 December 2016/1 January 2017	113,146	22,119	34,039	169,304
Comprising:
- Policyholder liabilities	101,496	22,119	34,039	157,654
- Unallocated surplus of with-profits funds	11,650	-	-	11,650

Premiums	12,527	1,923	360	14,810
Surrenders	(4,506)	(2,342)	(91)	(6,939)
Maturities/deaths	(4,564)	(612)	(1,959)	(7,135)
Net flows note (a)	3,457	(1,031)	(1,690)	736
Shareholders' transfers post-tax	(233)	-	-	(233)
Switches	(192)	192	-	-
Investment-related items and other movements note (b)	8,408	1,865	873	11,146
Foreign exchange translation differences	113	-	-	113
At 31 December 2017	124,699	23,145	33,222	181,066
Comprising:
- Policyholder liabilities	111,222	23,145	33,222	167,589
- Unallocated surplus of with-profits funds	13,477	-	-	13,477
Average policyholder liability balances*
2017	106,359	22,632	33,631	162,622
2016	95,511	21,781	32,711	150,003
*Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.
**Includes the Scottish Amicable Insurance Fund.

Notes
(a)
Net flows improved from negative £(2,527) million in 2016 to positive £736 million in 2017, due primarily to higher premium flows into our with-profits funds following increased sales into with-profits savings and retirement products. This has been offset by lower premiums into our annuity business following our withdrawal from this market in the UK. The level of inflows/outflows for unit-linked business remains subject to annual variation as it is driven by corporate pension schemes with transfers in or out from a small number of schemes influencing the level of flows in the period.
(b)
Investment-related items and other movements of £11,146, million principally comprise investment return attributable to policyholders earned in the period reflecting favourable equity market movements.

(ii)
Duration of liabilities

The following tables show the carrying value of the policyholder liabilities and the maturity profile of the cash flows, on a discounted basis for 2017 and 2016:

	2017 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non- profit annuities within WPSF	Shareholder -backed annuity	Total	Insurance contracts	Investments contracts	Total
Policyholder liabilities	38,285	62,328	100,613	10,609	32,572	43,181	6,714	17,081	23,795	167,589
	2017%
Expected maturity:
0 to 5 years	33%	37%	36%	31%	26%	27%	41%	31%	34%	34%
5 to 10 years	23%	27%	25%	24%	23%	23%	26%	22%	23%	25%
10 to 15 years	16%	17%	17%	17%	18%	18%	15%	18%	17%	17%
15 to 20 years	11%	10%	10%	11%	13%	13%	9%	13%	12%	11%
20 to 25 years	7%	4%	5%	7%	9%	9%	5%	8%	7%	6%
over 25 years	10%	5%	7%	10%	11%	10%	4%	8%	7%	7%

	2016 £m
Policyholder liabilities	37,848	52,495	90,343	11,153	33,881	45,034	6,111	16,166	22,277	157,654
	2016%
Expected maturity:
0 to 5 years	37%	37%	37%	29%	25%	26%	40%	34%	37%	34%
5 to 10 years	23%	29%	26%	24%	22%	23%	23%	23%	23%	25%
10 to 15 years	15%	16%	16%	18%	18%	18%	12%	17%	15%	17%
15 to 20 years	9%	10%	10%	12%	14%	13%	7%	12%	10%	11%
20 to 25 years	7%	4%	5%	7%	9%	9%	4%	7%	6%	6%
over 25 years	9%	4%	6%	10%	12%	11%	14%	7%	9%	7%

–
The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.
–
Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
–
Shareholder-backed annuity business includes the ex-PRIL and the legacy PAC shareholder annuity business.
–
Investment contracts under ‘Other’ comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.
–
For business with no maturity term included within the contracts; for example, with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

C5
Intangible assets

C5(a)
Goodwill

	Attributable to:
	Shareholders	With-profits	2017 £m	2016 £m
Cost
At beginning of year	1,475	153	1,628	1,648
Disposals/reclassifications to held for sale	(16)	(139)	(155)	(56)
Additional consideration paid on previously acquired business	-	9	9	7
Exchange differences	(1)	1	-	29
Net book amount at end of year	1,458	24	1,482	1,628

Goodwill comprises:

	2017 £m	2016 £m
M&G	1,153	1,153
Other – attributable to shareholders	305	322
Goodwill – attributable to shareholders	1,458	1,475
Venture fund investments – attributable to with-profits funds	24	153
	1,482	1,628

Other goodwill attributable to shareholders represents amounts allocated to entities in Asia and until August 2017 the US operations. These goodwill amounts are not individually material.

C5(b)
Deferred acquisition costs and other intangible assets

	2017 £m	2016 £m

Deferred acquisition costs and other intangible assets attributable to shareholder	10,866	10,755
Deferred acquisition costs and other intangible assets attributable to with-profits funds	145	52
Total of deferred acquisition costs and other intangible assets	11,011	10,807

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2017 £m	2016 £m

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	9,170	9,114
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	63	64
	9,233	9,178
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	36	43
Distribution rights and other intangibles	1,597	1,534
	1,633	1,577
Total of deferred acquisition costs and other intangible assets	10,866	10,755

	2017 £m						2016 £m
	Deferred acquisition costs
	Asia insurance	US insurance	UK and Europe insurance	All asset management	PVIF and other intangibles1	Total	Total
Balance at 1 January	788	8,303	79	8	1,577	10,755	8,422
Additions	331	663	14	3	229	1,240	1,179
Amortisation to the income statement:2
Operating profit	(133)	(403)	(10)	(5)	(158)	(709)	(686)
Non-operating profit	-	462	-	-	(7)	455	557
	(133)	59	(10)	(5)	(165)	(254)	(129)
Disposals and transfers	-	-	-	-	-	-	(268)
Exchange differences and other movements	(40)	(752)	1	-	(8)	(799)	1,475
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income2	-	(76)	-	-	-	(76)	76
Balance at 31 December	946	8,197	84	6	1,633	10,866	10,755
1
PVIF and other intangibles includes amounts in relation to software rights with additions of £38 million, amortisation of £32 million, foreign exchange losses of £5 million and a balance at 31 December 2017 of £67 million.
2
Under the Group’s application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (2016: 7.4 per cent) (gross of asset management fees and other charges to policyholders, but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group’s supplementary analysis of profit and other comprehensive income by reference to the underlying items (see note C7.3(iv)).

Note
PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time.

US insurance operations
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2017 £m	2016 £m
Variable annuity business	8,208	7,844
Other business	278	696
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(289)	(237)
Total DAC for US operations	8,197	8,303
*
Consequent upon the positive unrealised valuation movement in 2017 of £617 million (2016: negative unrealised valuation movement of £28 million), there is a loss of £76 million (2016: a gain of £76 million) for altered shadow DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have occurred if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2017, the cumulative shadow DAC balance as shown in the table above was negative £289 million (2016: negative £237 million).

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i)
A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

(ii)
An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2017, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £86 million (2016: credit for decelerated amortisation of £93 million). The 2017 amount primarily reflects the impact of the positive separate account performance, which is higher than the assumed level for the year.

The application of the mean reversion formula, has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. In 2018, it would take approximate movements in separate account values of more than either negative 32 per cent or positive 37 per cent for the mean reversion assumption to move outside the corridor.

C6
Borrowings

C6.1
Core structural borrowings of shareholder-financed operations

	2017 £m	2016 £m
Holding company operations:note (i)
Perpetual Subordinated Capital Securities (Tier 1)note (i)	814	890
Perpetual Subordinated Capital Securities (Tier 2)note (i),(iv),(v)	2,326	2,754
Subordinated Notes (Tier 2)note (i)	2,132	2,128
Subordinated debt total	5,272	5,772
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	5,821	6,321
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027	184	202
Total (per consolidated statement of financial position)	6,280	6,798

Notes
(i)
These debt tier classifications are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
The Group has designated all US$4,275 million (2016: US$4,525 million) of its US dollar denominated subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)
The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
The Prudential Capital bank loan of £275 million is drawn at a cost of 12 month GBP LIBOR plus 0.33 per cent. The loan was renewed in December 2017 maturing on 20 December 2022 with an option to repay annually.
(iv)
In October 2017, the Company issued core structural borrowings of US$750 million 4.875 per cent Tier 2 perpetual subordinated notes. The proceeds, net of costs, were £565 million.
(v)
In December 2017, the Company repaid its US$1,000 million 6.5 per cent Tier 2 perpetual subordinated notes.

Prudential plc has debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential plc’s long-term senior debt is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

The financial strength of The Prudential Assurance Company Limited is rated AA by Standard & Poor’s, Aa3 by Moody’s and AA by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA by Standard & Poor’s, A1 by Moody’s, AA by Fitch and A+ by AM Best.

Prudential Assurance Co. Singapore (Pte) Ltd.’s (Prudential Singapore) financial strength is rated AA by Standard & Poor’s.

All ratings on Prudential and its subsidiaries have been reaffirmed on stable outlook. All ratings stated as at 13 March 2018.

C6.2
Other borrowings

(a)
Operational borrowings attributable to shareholder-financed operations

	2017 £m	2016 £m
Borrowings in respect of short-term fixed income securities programmes	1,085	1,651
Other borrowingsnote	706	666
Total	1,791	2,317

Note
Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson. In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(b)
Borrowings attributable to with-profits operations

	2017 £m	2016 £m
Non-recourse borrowings of consolidated investment funds*	3,570	1,189
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc†	100	100
Other borrowings (predominantly obligations under finance leases)	46	60
Total	3,716	1,349
*
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of these subsidiaries and funds. The increase since 31 December 2016 primarily relates to the debt instruments issued by new consolidated securitisation entities backed by a portfolio of mortgage loans (see note C3.3(c) for further details).
†
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C7
Risk and sensitivity analysis

C7.1
Group overview
The Group’s risk framework and the management of the risk, including those attached to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the ‘Report on the risks facing our business and how these are managed’.

The financial and insurance assets and liabilities on the Group’s balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity. The market and insurance risks, including how they affect Group’s operations and how these are managed are discussed in the Risk report referred to above.

The most significant items that the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business are sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities / unallocated surplus	Other exposure
Asia insurance operations (see also section C7.2)
All business	Currency risk			Mortality and morbidity risk
Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees
Non-participating business	Asset/liability mismatch risk
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk

US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme			Risk that utilisation of withdrawal benefits or lapse levels differ from those assumed in pricing
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features
Fixed index annuities, Fixed annuities and GIC business
Credit risk
Interest rate risk
Profit and loss and
shareholders' equity are
volatile for these risks as
they affect the values of
derivatives and embedded
derivatives and impairment
losses. In addition,
shareholders' equity is
volatile for the incidence of
these risks on unrealised
appreciation of fixed
income securities classified
as available-for-sale
under IAS 39

			Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events may be mitigated by the application of market value adjustments

UK and Europe insurance operations (see also section C7.4)
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (indirect exposure only)		Asset management fees earned
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders’ equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders’ equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown below, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather would be expected to occur over a period of time during which the Group would be able to put mitigating management actions in place. In addition, the equity risk sensitivity analysis provided assumed that all equity indices fall by the same percentage.

Impact of diversification on risk exposure
The Group benefits from diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. Relevant correlation factors include:

Correlation across geographic regions:
–
Financial risk factors; and
–
Non-financial risk factors.

Correlation across risk factors:
–
Longevity risk;
–
Expenses;
–
Persistency; and
–
Other risks.

The sensitivities below do not reflect that assets and liabilities are actively managed and may vary at the time any actual market movement occurs. There are strategies in place to minimise the exposure to market fluctuations. For example, as market indices fluctuate, Prudential would take certain actions including selling investments, changing investment portfolio allocation and adjusting bonuses credited to policyholders. In addition, these analyses do not consider the effect of market changes on new business generated in the future.

Other limitations on the sensitivities include: the use of hypothetical market movements to demonstrate potential risk that only represent Prudential’s view of reasonably possible near-term market changes and that cannot be predicted with any certainty; the assumption that interest rates in all countries move identically; the assumption that all global currencies move in tandem with the US dollar against pound sterling; and the lack of consideration of the inter- relation of interest rates, equity markets and foreign currency exchange rates.

C7.2
Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
The Asia operations sell with-profits and unit-linked policies, and the investment portfolio of the with-profits funds contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group’s exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.

In summary, for Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

i
Sensitivity to risks other than foreign exchange risk
Interest rate risk
Excluding its with-profits and unit-linked businesses, the results of the Asia business are sensitive to the movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2017, 10-year government bond rates vary from territory to territory and range from 1.0 per cent to 7.5 per cent (2016: 1.2 per cent to 8.1 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is 1 per cent for all territories.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2017 and 2016 is as follows:

	2017 £m		2016 £m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	2	(443)	213	(509)
Related deferred tax (where applicable)	(7)	20	(41)	62
Net effect on profit and shareholders' equity	(5)	(423)	172	(447)

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group’s segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the ‘grandfathered’ IFRS 4 measurement basis reflects market interest rates from period-to-period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

In addition, the degree of sensitivity of the results shown in the table above is dependent on the interest rate level at that point of time. The low interest rates in certain countries have had an adverse impact on the degree of sensitivity to a decrease in interest rates.

An additional factor to the direction of the sensitivity of the Asia operations as a whole is movement in the country mix.

Equity price risk
The non-linked shareholder-backed business has limited exposure to equity and property investment (31 December 2017: £1,764 million). Generally changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business (including those held by the Group’s joint venture and associate businesses), which would be reflected in the short-term fluctuation component of the Group’s segmental analysis of profit before tax, at 31 December 2017 and 2016 is as follows:

	2017 £m		2016 £m
	Decrease		Decrease
	of 20%	of 10%	of 20%	of 10%
Profit before tax attributable to shareholders	(478)	(239)	(386)	(192)
Related deferred tax (where applicable)	7	4	4	2
Net effect on profit and shareholders' equity	(471)	(235)	(382)	(190)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above.

Insurance risk
Many of the business units in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders’ equity would be decreased by approximately £66 million (2016: £61 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

ii
Sensitivity to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2017, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders’ equity, excluding goodwill attributable to Asia insurance operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2017 £m	2016 £m	2017 £m	2016 £m
Profit before tax attributable to shareholders	(155)	(97)	189	118
Profit for the year	(135)	(77)	165	94
Shareholders’ equity, excluding goodwill, attributable to Asia operations	(492)	(442)	601	540

C7.3
US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
Jackson’s reported operating profit based on longer-term investment returns is sensitive to market conditions, both with respect to income earned on spread-based products and indirectly with respect to income earned on variable annuity asset management fees. Jackson’s main exposures to market risk are to interest rate risk and equity risk.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss
Equity risk
● related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and
● related to meeting contractual accumulation requirements in fixed index annuity contracts.

Interest rate risk	● related to meeting guaranteed rates of accumulation on fixed annuity products following a sustained fall in interest rates;

● related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sustained fall in interest rates especially if in conjunction with a fall in equity markets;

● related to the surrender value guarantee features attached to the Company’s fixed annuity products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
● the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson’s derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, equity volatility, interest rates and credit spreads materially affect the carrying value of derivatives that are used to manage the liabilities to policyholders and backing investment assets. Movements in the carrying value of derivatives combined with the use of US GAAP measurement (as ‘grandfathered’ under IFRS 4) for the insurance contracts assets and liabilities, which is largely insensitive to current period market movements mean that the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects the Jackson shareholders’ equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders’ equity (ie outside the income statement).

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain variable annuity guaranteed benefit features and reinsured Guaranteed Minimum Income Benefit variable annuity features are similar to derivatives. Jackson does not account for such items as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose
Interest rate swaps
These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used to hedge Jackson’s exposure to movements in interest rates.

Swaption contracts
These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson both purchases and writes swaptions in order to hedge against significant movements in interest rates.

Treasury futures contracts	These derivatives are used to hedge Jackson’s exposure to movements in interest rates.
Equity index futures contracts and equity index options
These derivatives (including various call and put options and options contingent on interest rates and currency exchange rates) are used to hedge Jackson’s obligations associated with its issuance of certain VA guarantees. Some of these annuities and guarantees contain embedded options that are fair valued for financial reporting purposes.

Cross-currency swaps
Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations.

Credit default swaps
These swaps represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The estimated sensitivity of Jackson’s profit and shareholders’ equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current ‘grandfathered’ US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

i
Sensitivity to equity risk
At 31 December 2017 and 2016, Jackson had variable annuity contracts with guarantees, for which the net amount at risk (NAR) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2017	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	100,451	1,665	66.0 years
GMWB - premium only	0%	2,133	20
GMWB*	0-5%**	235	13
GMAB - premium only	0%	38	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		9,099	96	66.5 years
GMWB - highest anniversary only		2,447	51
GMWB*		667	47
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	5,694	426	69.0 years
GMIB†	0-6%	1,484	436		0.4 years
GMWB*	0-8%**	93,227	4,393

31 December 2016	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	93,512	2,483	65.6 years
GMWB - premium only	0%	2,217	39
GMWB*	0-5%**	256	22
GMAB - premium only	0%	44	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		8,798	346	66.0 years
GMWB - highest anniversary only		2,479	125
GMWB*		747	83
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	5,309	699	68.7 years
GMIB†	0-6%	1,595	595		0.5 years
GMWB*	0-8%**	85,402	9,293
*
Amounts shown for GMWB comprise sums for the ‘not for life’ portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a ‘for life’ portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the ‘not for life’ guaranteed benefits is zero).
**
Ranges shown based on simple interest. The upper limits of 5 per cent or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 x 0.05 is similar to 1.04 growing at a compound rate of 4 per cent for a further nine years.
†
The GMIB guarantees are essentially fully reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2017 £m	2016 £m
Mutual fund type:
Equity	80,843	73,430
Bond	13,976	15,044
Balanced	19,852	17,441
Money market	681	994
Total	115,352	106,909

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson’s operations. Jackson purchases futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

Due to the nature and the valuation under IFRS of the free-standing derivatives and the Variable annuity guarantee features, this hedge, while highly effective on an economic basis, would not be completely mute in the financial reporting as the immediate impact of equity market movements reset the free-standing derivatives immediately while the hedged liabilities reset more slowly and fees are recognised prospectively in the period in which they are earned.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

At 31 December 2017, the estimated sensitivity of Jackson's profit and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2017 £m				2016 £m
	Decrease		Increase		Decrease		Increase
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%
Pre-tax profit, net of related changes in amortisation of DAC	1,107	336	619	262	1,061	488	370	59
Related deferred tax effects	(233)	(71)	(130)	(55)	(371)	(171)	(129)	(21)
Net sensitivity of profit after tax and shareholders' equity	874	265	489	207	690	317	241	38

Note
The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2017 and 2016.

ii
Sensitivity to interest rate risk
Except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson’s products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attached to variable annuity business (other than ‘for life’ components) are accounted for under US GAAP as embedded derivatives which are fair valued and, therefore, will be sensitive to changes in interest rates.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease and increase in interest rates at 31 December 2017 and 2016 is as follows:

	2017 £m				2016 £m
	Decrease		Increase		Decrease		Increase
	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(4,079)	(1,911)	1,373	2,533	(2,899)	(1,394)	1,065	2,004
Related effect on charge for deferred tax	857	401	(288)	(532)	1,015	488	(373)	(701)
Net profit effect	(3,222)	(1,510)	1,085	2,001	(1,884)	(906)	692	1,303

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	3,063	1,700	(1,700)	(3,063)	3,364	1,883	(1,883)	(3,364)
Related effect on movement in deferred tax	(643)	(357)	357	643	(1,177)	(659)	659	1,177
Net effect	2,420	1,343	(1,343)	(2,420)	2,187	1,224	(1,224)	(2,187)
Total net effect on shareholders' equity	(802)	(167)	(258)	(419)	303	318	(532)	(884)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors.

iii
Sensitivity to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of the Group’s US operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2017, the average and closing rates were US$1.29 (2016: US$1.35) and US$1.35 (2016: US$1.24) to £1.00 sterling, respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders’ equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2017 £m	2016 £m	2017 £m	2016 £m
Profit before tax attributable to shareholders	(54)	(48)	66	59
Profit for the year	(20)	(54)	24	66
Shareholders’ equity attributable to US insurance operations	(456)	(473)	557	578

iv
Other sensitivities
The total profit of Jackson is sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

For variable annuity business, an assumption made is the expected long-term level of separate account returns, which for 2017 was 7.4 per cent (2016: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

–
Through the projected expected gross profits that are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique; and
–
The required level of provision for claims for guaranteed minimum death, ‘for life’ withdrawal, and income benefits.

Jackson is sensitive to mortality risk, lapse risk and other types of policyholder behaviour, such as the utilisation of its GMWB product features. Jackson’s persistency assumptions reflect a combination of recent experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. These assumptions vary by relevant factors, such as product, policy duration, attained age and for variable annuity lapse assumptions, the extent to which guaranteed benefits are ‘in the money’ relative to policy account values. Changes in these assumptions, which are assessed on an annual basis after considering recent experience, could have a material impact on policyholder liabilities and therefore on profit before tax. See further information in note B1.2.

In addition, in the absence of hedging, equity and interest rate movements can both cause a loss directly or an increased future sensitivity to policyholder behaviour. Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

C7.4
UK and Europe insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks
The IFRS basis results of the UK and Europe insurance operations are most sensitive to the following factors:

-
Asset/liability matching;
-
Default rate experience;
-
Mortality;
-
Longevity assumptions; and
-
   The difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of The Prudential Assurance Company Limited.

Further details are described below.

The IFRS operating profit based on longer-term investment returns for UK and Europe insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business.

With-profits business

With-profits sub-fund business
The shareholder results of the UK with-profits business (including non-participating annuity business of the with-profits sub-fund) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profits contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit and equity.

The shareholder results of the UK with-profits fund are currently one-ninth of the cost of bonuses declared to with-profits policyholders. For certain unitised with-profits products, such as the PruFund range of funds, the bonuses represent the policyholders’ net return based on the smoothed unit price of the selected investment fund. Investment performance is a key driver of bonuses declared, and hence the shareholder results. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to short-term investment performance is relatively low. However, long-term investment performance and persistency trends may affect future shareholder transfers.

Shareholder-backed annuity business
Profits from shareholder-backed annuity business are most sensitive to:

–
The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;
–
Actual versus expected default rates on assets held;
–
The difference between long-term rates of return on corporate bonds and risk-free rates;
–
The variance between actual and expected mortality experience;
–
The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
–
Changes in renewal expense levels.

In addition the level of profit is affected by change in the level of reinsurance cover.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profit by approximately £66 million (2016: £67 million). A decrease in credit default assumptions of five basis points would increase pre-tax profit by £198 million (2016: £200 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profit by £40 million (2016: £41 million). The effect on profit would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders’ equity from all the changes in assumptions as described above would be an increase of approximately £143 million (2016: £144 million). See C4.1(d)(iii) for further details on mortality assumptions.

Unit-linked and other business
Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK and Europe insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements, the UK unit-linked business is not directly affected by market or credit risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Sensitivity to interest rate risk and other market risk
By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK and Europe insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2017 annuity liabilities accounted for 98 per cent (2016: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. Liabilities are measured differently under Solvency II reporting requirements than under IFRS resulting in an alteration to the assets used to measure the IFRS annuity liabilities. As a result, IFRS has a different sensitivity to interest rate and credit risk than under Solvency II.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	2017 £m				2016 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	13,497	5,805	(4,659)	(8,541)	12,353	5,508	(4,527)	(8,313)
Policyholder liabilities	(9,426)	(4,210)	3,443	6,295	(10,023)	(4,466)	3,636	6,635
Related deferred tax effects	(658)	(254)	190	348	(396)	(177)	151	285
Net sensitivity of profit after tax and shareholders’ equity	3,413	1,341	(1,026)	(1,898)	1,934	865	(740)	(1,393)

In addition the shareholder-backed portfolio of UK non-linked insurance operations (covering policyholder liabilities and shareholders’ equity) includes equity securities and investment properties. Excluding any offsetting effects on the measurement of policyholder liabilities, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders’ equity.

	2017 £m		2016 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(332)	(166)	(326)	(163)
Related deferred tax effects	57	28	66	33
Net sensitivity of profit after tax and shareholders’ equity	(275)	(138)	(260)	(130)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group’s segmental analysis of profits, be included within the short-term fluctuations in investment returns.

C7.5
Asset management and other operations

a
Asset management
i
Sensitivities to foreign exchange risk
Consistent with the Group’s accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates (strengthening of the pound sterling) would have reduced reported profit before tax attributable to shareholders, and shareholders’ equity excluding goodwill attributable to Eastspring Investments and US asset management operations, by £30 million and £53 million respectively (2016: £12 million and £47 million, respectively).

ii
Sensitivities to other financial risks for asset management operations
The profits of asset management businesses are sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. The Group’s asset management operations do not hold significant investments in property or equities.

b
Other operations
The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £150 million.

Other operations are sensitive to credit risk on the bridging loan portfolio of the Prudential Capital operation. Total debt securities held at 31 December 2017 by Prudential Capital were £2,238 million (2016: £2,359 million). Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders’ equity.

C8
Tax assets and liabilities

Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2017 £m
	At 1 Jan	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	At 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	23	(8)	-	(1)	14
Balances relating to investment and insurance contracts	1	-	-	-	1
Short-term temporary differences	4,196	(1,396)	(1)	(267)	2,532
Capital allowances	16	(2)	-	-	14
Unused tax losses	79	(12)	-	(1)	66
Total	4,315	(1,418)	(1)	(269)	2,627

Deferred tax liabilities
Unrealised losses or gains on investments	(1,534)	(177)	(55)	18	(1,748)
Balances relating to investment and insurance contracts	(730)	(156)	-	14	(872)
Short-term temporary differences	(3,071)	870	(26)	186	(2,041)
Capital allowances	(35)	(3)	-	(16)	(54)
Total	(5,370)	534	(81)	202	(4,715)

The reduction in the US corporate income tax rate to 21 per cent from 1 January 2018 was substantively enacted on 22 December 2017. The remeasurement to 21 per cent reduced deferred tax assets subject to US taxation by £1,587 million and deferred tax liabilities by £1,368 million. The £219 million net reduction was reflected partly in the income statement (£445 million charge attributable to shareholders and £92 million benefit to policyholders) and partly through reserves in other comprehensive income (£134 million benefit).

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

C9
Defined benefit pension schemes

(a)
Background and summary economic and IAS 19 financial positions
The Group’s businesses operate a number of pension schemes. The specific features of these schemes vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 82 per cent (2016: 82 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under IAS 19 ‘Employee Benefits’ and IFRIC 14 ‘IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, the Group is only able to recognise a surplus to the extent that it is able to access the surplus either through an unconditional right of refund or through reduced future contributions relating to on-going service of active members. The Group has no unconditional right of refund to any surplus in PSPS. Accordingly, the PSPS surplus recognised is restricted to the present value of the economic benefit to the Group from the difference between the estimated future on-going contributions and the full future cost of service for the active members. In contrast, the group is able to access the surplus of SASPS and M&GGPS. Therefore, the amounts recognised for these schemes are the IAS 19 valuation amount (either a surplus or deficit).

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2017 £m					2016 £m
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
	note (i)	note (ii)				note (i)	note (ii)
Underlying economic surplus (deficit)	721	(137)	109	(1)	692	717	(237)	84	(1)	563
Less: unrecognised surplus	(485)	-	-	-	(485)	(558)	-	-	-	(558)
Economic surplus (deficit) (including investment in Prudential insurance policies)note (iii)	236	(137)	109	(1)	207	159	(237)	84	(1)	5
Attributable to:
PAC with-profits fund	165	(55)	-	-	110	111	(95)	-	-	16
Shareholder-backed operations	71	(82)	109	(1)	97	48	(142)	84	(1)	(11)
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	-	(151)	-	(151)	-	-	(134)	-	(134)
IAS 19 pension asset (liability) on the Group statement of financial positionnote (iv)	236	(137)	(42)	(1)	56	159	(237)	(50)	(1)	(129)

Notes
(i)
No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.
(ii)
The deficit of SASPS has been allocated 40 per cent to the PAC with-profits fund and 60 per cent to the shareholders’ fund as at 31 December 2017 and 2016.
(iii)
The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.
(iv)
At 31 December 2017, the PSPS pension asset of £236 million (2016: £159 million) and the other schemes’ pension liabilities of £180 million (2016: £288 million) are included within ‘Other debtors’ and ‘Provisions’ respectively on the consolidated statement of financial position.

Triennial actuarial valuations
Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. The actuarial valuation differs from the IAS 19 accounting basis valuation in a number of respects, including the discount rate assumption where IAS 19 prescribes a rate based on high quality corporate bonds while a more ‘prudent’ assumption is used for the actuarial valuation.

The information on the latest completed actuarial valuation for the UK schemes is shown in the table below:

	PSPS	SASPS	M&GGPS
Last completed actuarial valuation date	5 April 2014*	31 March 2017	31 December 2014*
Valuation actuary, all Fellows of the Institute and Faculty of Actuaries	C G SingerTowers Watson Limited	Jonathan SeedXafinity Consulting	Paul Belok AON Hewitt Limited
Funding level at the last valuation	107 per cent	75 per cent	99 per cent
Deficit funding arrangement agreed with the Trustees based on the last completed valuation	No deficit or other funding required. Ongoing contributions for active members are at the minimum level required under the scheme rules (approximately £6 million per annum excluding expenses)
Deficit funding of £26 million per annum
from 1 April 2017 until 31 March 2027, or earlier if the scheme’s funding level reaches 100 per cent before this date. The deficit funding will be reviewed every three
years at subsequent
 valuations

No deficit funding required from 1 January 2016
*The triennial valuations for PSPS and M&GGPS as at 5 April 2017 and 31 December 2017 respectively are currently in progress.

(b)
Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2017%	2016%

Discount rate*	2.5	2.6
Rate of increase in salaries	3.1	3.2
Rate of inflation**
Retail prices index (RPI)	3.1	3.2
Consumer prices index (CPI)	2.1	2.2
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.1	3.2
*
The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable to allow for the difference in duration between the index and the pension liabilities.
**
The rate of inflation reflects the long-term assumption for UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for future improvements in mortality. This allowance reflected the CMI’s 2014 mortality improvements model, with scheme-specific calibrations. For immediate annuities in payment, in 2017 and 2016, a long-term mortality improvement rate of 1.75 per cent per annum and 1.25 per cent per annum was applied for males and females, respectively.

(c)
Estimated pension scheme surpluses and deficits
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2017, M&GGPS held investments in Prudential insurance policies of £151 million (2016: £134 million).

Movements on the pension scheme surplus determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2017 £m
	Surplus (deficit) in schemes at 1 Jan 2017	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2017
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	563	(40)	119	50	692
Less: amount attributable to PAC with-profits fund	(425)	10	(39)	(19)	(473)
Shareholders' share:
Gross of tax surplus (deficit)	138	(30)	80	31	219
Related tax	(27)	6	(15)	(6)	(42)
Net of shareholders' tax	111	(24)	65	25	177
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(558)	(14)	87	-	(485)
Less: amount attributable to PAC with-profits fund	409	10	(56)	-	363
Shareholders' share:
Gross of tax	(149)	(4)	31	-	(122)
Related tax	29	-	(6)	-	23
Net of shareholders' tax	(120)	(4)	25	-	(99)
With the effect of IFRIC 14
Surplus (deficit)	5	(54)	206	50	207
Less: amount attributable to PAC with-profits fund	(16)	20	(95)	(19)	(110)
Shareholders' share:
Gross of tax surplus (deficit)	(11)	(34)	111	31	97
Related tax	2	6	(21)	(6)	(19)
Net of shareholders' tax	(9)	(28)	90	25	78

Underlying investments of the schemes
On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ assets at 31 December comprise the following investments:

	2017				2016

	PSPS	Other schemes	Total		PSPS	Other schemes	Total
	£m	£m	£m	%	£m	£m	£m	%
Equities
UK	9	67	76	1	18	85	103	1
Overseas	226	272	498	6	293	368	661	7
Bonds*
Government	5,040	655	5,695	63	5,411	550	5,961	66
Corporate	1,491	248	1,739	20	1,169	196	1,365	15
Asset-backed securities	164	-	164	2	144	6	150	2
Derivatives	188	(6)	182	2	252	(2)	250	3
Properties	140	130	270	3	71	109	180	2
Other assets	216	77	293	3	269	67	336	4
Total value of assets	7,474	1,443	8,917	100	7,627	1,379	9,006	100

(d)
Sensitivity of the pension scheme liabilities to key variables
The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivities are calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded. The impact of the rate of inflation assumption sensitivity includes the impact of inflation on the rate of increase in salaries and rate of increase of pensions in payment.

The sensitivities of the underlying pension scheme liabilities as shown below do not directly equate to the impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in the financial position of PSPS and SASPS to the PAC with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2017	2016			2017	2016
Discount rate	2.5%	2.6%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.5%	3.5%
				Other schemes	5.4%	5.3%
Discount rate	2.5%	2.6%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.4%	3.5%
				Other schemes	4.9%	5.0%
Rate of inflation	3.1%	3.2%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	2.1%	2.2%	CPI: Decrease by 0.2%	PSPS	0.6%	0.6%
			with consequent reduction	Other schemes	3.9%	4.1%
			in salary increases
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:

				PSPS	4.0%	3.5%
				Other schemes	3.8%	3.7%

C10
Share capital, share premium and own shares

	2017			2016
Issued shares of 5p each	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
fully paid		£m	£m		£m	£m
At 1 January	2,581,061,573	129	1,927	2,572,454,958	128	1,915
Shares issued under share-based schemes	6,113,872	-	21	8,606,615	1	12
At 31 December	2,587,175,445	129	1,948	2,581,061,573	129	1,927

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2017, there were options outstanding under save as you earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
31 December 2017	6,448,853	629p	1,455p	2023
31 December 2016	7,068,884	466p	1,155p	2022

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £250 million as at 31 December 2017 (2016: £226 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2017, 11.4 million (2016: 10.7 million) Prudential plc shares with a market value of £218 million (2016: £175 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during 2017 was 15.1 million which was in March 2017.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

	Number	2017 Share price			Number	2016 Share price
	of shares	Low	High	Cost	of shares	Low	High	Cost
		£	£	£		£	£	£
January	62,388	15.83	16.02	989,583	67,625	13.73	14.00	932,711
February	65,706	15.70	16.09	1,052,657	79,077	11.96	12.01	947,993
March	70,139	16.40	16.54	1,159,950	735,361	13.09	13.72	9,686,101
April	3,090,167	16.58	16.80	51,369,760	84,848	12.91	13.31	1,115,919
May	55,744	17.50	17.62	979,645	2,272,344	13.17	13.31	30,238,832
June	182,780	17.52	18.00	3,269,447	576,386	11.28	13.09	6,604,231
July	51,984	17.72	17.93	927,452	84,883	11.96	12.32	1,040,732
August	55,857	18.30	18.73	1,025,802	73,602	14.01	14.25	1,040,528
September	51,226	17.45	17.97	912,151	173,166	13.69	14.14	2,372,037
October	136,563	17.99	18.22	2,483,879	71,253	14.37	14.50	1,026,260
November	53,951	18.38	18.40	992,123	69,976	13.49	15.40	1,044,194
December	53,519	18.26	18.47	986,000	71,626	15.76	16.37	1,134,181
Total	3,930,024			66,148,449	4,360,147			57,183,719

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2017 was 6.4 million (2016: 6.0 million) and the cost of acquiring these shares of £71 million (2016: £61 million) is included in the cost of own shares. The market value of these shares as at 31 December 2017 was £121 million (2016: £97 million). During 2017, these funds made net acquisitions of 372,029 Prudential shares (2016: net disposals of 77,423) for a net increase of £9.4 million to book cost (2016: net increase of £7.9 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2017 or 2016.

D
  Other notes

D1
Disposal of businesses

On 18 May 2017, the Group announced that it had completed the sale of its life insurance subsidiary in Korea, PCA Life Insurance Co. Ltd. to Mirae Asset Life Insurance Co. Ltd., following regulatory approvals. The transaction, announced on 10 November 2016, was for a consideration of KRW170 billion (equivalent to £117 million at 17 May 2017 closing rate).The proceeds, net of £9 million of related expenses, were £108 million.

On completion of the sale the cumulative foreign exchange translation gain of the Korea life business of £61 million, that had arisen from 2004 (the year of the Group’s conversion to IFRS) to disposal was recycled from other comprehensive income through the profit and loss account in 2017 as required by IAS 21. The adjustment has no net effect on shareholders’ equity. The net contribution from the Korea life business to the 2017 profit after tax is the £61 million gain arising from the recycling of foreign exchange translation gains previously recognised in other comprehensive income and other elements in various line items of £5 million.

The 2016 income statement recorded a charge for remeasurement of Korea life business classified as held for sale of £(238) million. For 2016 the result for the year, including short-term fluctuations in investment returns, together with the adjustment to the carrying value gave rise to an aggregate loss of £(227) million. To facilitate comparisons of businesses retained by the Group, the supplementary analysis of profit shown in note B1.1 shows separately the results of the Korea life business.

On 15 August 2017, the Group, through its subsidiary National Planning Holdings, Inc. (NPH) sold its US independent broker-dealer network to LPL Financial LLC. The initial consideration received was £252 million (US$325 million) resulting in a profit on disposal of £162 million (US$209 million) before tax and after costs and net losses that have been incurred in the year.

D2
Contingencies and related obligations

Litigation and regulatory matters
In addition to the matters set out in note B3(c) in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s ﬁnancial condition, results of operations, or cash ﬂows.

D3	Post balance sheet events

Dividends
The second interim ordinary dividend for the year ended 31 December 2017, that was approved by the Board of Directors after 31 December 2017 is described in note B6.

Intention to demerge the Group’s UK businesses
In March 2018, the Group announced its intention to demerge its UK & Europe business (‘M&G Prudential’) from Prudential plc, resulting in two separately-listed companies. In preparation for the UK demerger process, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential’s UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019.

Sale of £12.0 billion* UK annuity portfolio
In March 2018, M&G Prudential also announced the sale of £12.0 billion* of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion* of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. Further details are set out in the CFO Report.

* Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.

Additional Unaudited Financial Information

I(a)
Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

–
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

–
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

–
With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the year.

–
Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

–
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

–
Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance, as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

–
DAC adjustments comprise DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business
The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other relevant drivers. Details on the calculation of the Group’s average policyholder liability balances are given in note (iv) at the end of this section.

	2017 £m
	Asia	US	UK and Europe	Total	Average liability	Total bps
					note (iv)	note (ii)
Spread income	220	751	137	1,108	88,908	125
Fee income	199	2,343	61	2,603	166,839	156
With-profits	59	-	288	347	136,474	25
Insurance margin	1,310	906	55	2,271
Margin on revenues	2,097	-	189	2,286
Expenses:
Acquisition costsnote (i)	(1,489)	(876)	(68)	(2,433)	6,958	(35)%
Administration expenses	(959)	(1,174)	(164)	(2,297)	261,114	(88)
DAC adjustmentsnote (v)	241	260	4	505
Expected return on shareholder assets	121	4	104	229
	1,799	2,214	606	4,619
Longevity reinsurance and other management actions to improve solvency			276	276
Changes in longevity assumption basis			204	204
Provision for review of past annuity sales			(225)	(225)
Long-term business operating profit based on longer-term investment returns	1,799	2,214	861	4,874
See notes at the end of this section.

	2016 AER £m
	Asia	US	UK and Europe	Total	Average liability	Total bps
					note (iv)	note(ii)
Spread income	192	802	177	1,171	83,054	141
Fee income	174	1,942	59	2,175	139,451	156
With-profits	48	-	269	317	118,334	27
Insurance margin	1,040	888	63	1,991
Margin on revenues	1,919	-	207	2,126
Expenses:
Acquisition costsnote (i)	(1,285)	(877)	(89)	(2,251)	6,320	(36)%
Administration expenses	(832)	(959)	(152)	(1,943)	229,477	(85)
DAC adjustmentsnote (v)	148	244	(2)	390
Expected return on shareholder assets	99	12	110	221
	1,503	2,052	642	4,197
Longevity reinsurance and other management actions to improve solvency			332	332
Provision for review of past annuity sales			(175)	(175)
Long-term business operating profit based on longer-term investment returns	1,503	2,052	799	4,354
See notes at the end of this section.
	2016 CER £m note (iii)
	Asia	US	UK and Europe	Total	Average liability	Total bps
					note (iv)	note (ii)
Spread income	201	837	177	1,215	85,266	142
Fee income	181	2,040	59	2,280	145,826	156
With-profits	50	-	269	319	119,170	27
Insurance margin	1,087	933	63	2,083
Margin on revenues	2,004	-	207	2,211
Expenses:
Acquisition costsnote (i)	(1,343)	(921)	(89)	(2,353)	6,574	(36)%
Administration expenses	(866)	(1,007)	(152)	(2,025)	238,392	(85)
DAC adjustmentsnote (v)	153	260	(2)	411
Expected return on shareholder assets	104	13	110	227
	1,571	2,155	642	4,368
Longevity reinsurance and other management actions to improve solvency			332	332
Provision for review of past annuity sales			(175)	(175)
Long-term business operating profit based on longer-term investment returns	1,571	2,155	799	4,525
See notes at the end of this section.

Margin analysis of long-term insurance business – Asia
					Asia
	2017			2016 AER			2016 CER
							note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	220	16,359	134	192	13,299	144	201	13,980	144
Fee income	199	18,767	106	174	15,643	111	181	16,475	110
With-profits	59	30,115	20	48	22,823	21	50	23,659	21
Insurance margin	1,310			1,040			1,087
Margin on revenues	2,097			1,919			2,004
Expenses:
Acquisition costsnote (i)	(1,489)	3,805	(39)%	(1,285)	3,599	(36)%	(1,343)	3,773	(36)%
Administration expenses	(959)	35,126	(273)	(832)	28,942	(287)	(866)	30,455	(284)
DAC adjustmentsnote (v)	241			148			153
Expected return on shareholder assets	121			99			104
Operating profit based on longer-term investment return	1,799			1,503			1,571
See notes at the end of this section.

Analysis of Asia operating profit drivers:
–
Spread income has increased on a constant exchange rate basis by 9 per cent (AER: 15 per cent) to £220 million in 2017, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
–
Fee income has increased by 10 per cent at constant exchange rates (AER: 14 per cent) to £199 million in 2017, broadly in line with the increase in movement in average unit-linked liabilities.
–
Insurance margin has increased by 21 per cent to £1,310 million in 2017 on a constant exchange rate basis (AER: 26 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.
–
Margin on revenues has increased by £93 million on a constant exchange rate basis from £2,004 million in 2016 to £2,097 million in 2017, primarily reflecting growth of the in-force book and higher regular premium income recognised in the year.
–
Acquisition costs have increased by 11 per cent at constant exchange rates (AER: 16 per cent) to £1,489 million, compared to the 1 per cent increase in APE sales, resulting in an increase in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 66 per cent (2016: 70 per cent at CER), the decrease being the result of product and country mix.
–
Administration expenses including renewal commissions have increased by 11 per cent at a constant exchange rate basis (AER: 15 per cent increase) in 2017 as the business continues to expand. On a constant exchange rate basis, the administration expense ratio has decreased from 284 basis points in 2016 to 273 basis points in 2017, the result of changes in country and product mix.

Margin analysis of long-term insurance business – US

					US
	2017			2016 AER			2016 CER note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	751	38,918	193	802	37,044	217	837	38,575	217
Fee income	2,343	125,440	187	1,942	102,027	190	2,040	107,570	190
Insurance margin	906			888			933
Expenses
Acquisition costsnote (i)	(876)	1,662	(53)%	(877)	1,561	(56)%	(921)	1,641	(56)%
Administration expenses	(1,174)	169,725	(69)	(959)	146,043	(66)	(1,007)	153,445	(66)
DAC adjustments	260			244			260
Expected return on shareholder assets	4			12			13
Operating profit based on longer-term investment returns	2,214			2,052			2,155
See notes at the end of this section.

Analysis of US operating profit drivers:
–
Spread income has decreased by 10 per cent at constant exchange rates (AER: decreased by 6 per cent) to £751 million during 2017. The reported spread margin decreased to 193 basis points from 217 basis points in 2016, due to lower yields in the investment portfolio. Spread income benefited from swap transactions previously entered into so that asset and liability duration can be more closely matched. Excluding this effect, the spread margin would have been 144 basis points (2016 CER: 152 basis points and AER: 153 basis points).
–
Fee income has increased by 15 per cent at constant exchange rates (AER: increased by 21 per cent) to £2,343 million during 2017, primarily due to higher average separate account balances due to positive net flows from variable annuity business and market appreciation during the year.
–
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin decreased to £906 million in 2017 from £933 million in 2016 on a constant exchange rate basis, with higher income from the variable annuity guarantees being more than offset by a decline in the contribution from the closed books of business.
–
Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 5 per cent at a constant exchange rate basis, largely due to the continued increase in producers selecting asset based commissions, which are paid upon policy anniversary dates and are treated as an administration expense in this analysis, rather than front end commissions.
–
Administration expenses increased to £1,174 million during 2017, compared to £1,007 million for 2016 at a constant exchange rate (AER: £959 million), primarily as a result of higher asset based commissions. Excluding these asset based commissions, the resulting administration expense ratio was relatively flat at 35 basis points (2016: 34 basis points at CER and AER).

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2017 £m				2016 AER £m				2016 CER £m note (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	2,830			2,830	2,685			2,685	2,816			2,816
Less new business strain		(876)	663	(213)		(877)	678	(199)		(921)	716	(205)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(489)	(489)			(527)	(527)			(554)	(554)
(Accelerated)/Decelerated			86	86			93	93			98	98
Total	2,830	(876)	260	2,214	2,685	(877)	244	2,052	2,816	(921)	260	2,155

Analysis of operating profit based on longer-term investment returns for US operations by product

	2017 £m	2016 £m		%
		AER	CER	2017 vs 2016 AER	2017 vs 2016 CER
Spread businessnote (a)	317	323	339	(2)%	(6)%
Fee businessnote (b)	1,788	1,523	1,601	17%	12%
Life and other businessnote (c)	109	206	216	(47)%	(50)%
Total insurance operations	2,214	2,052	2,156	8%	3%

US asset management and broker-dealer	10	(4)	(4)	350%	350%
Total US operations	2,224	2,048	2,152	9%	3%

The analysis of operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:
a)
Spread business is the net operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
b)
Fee business represents profits from variable annuity products. As well as fee income, revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
c)
Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business – UK and Europe

			UK and Europe
		2017			2016
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps
Spread income	137	33,631	41	177	32,711	54
Fee income	61	22,632	27	59	21,781	27
With-profits	288	106,359	27	269	95,511	28
Insurance margin	55			63
Margin on revenues	189			207
Expenses:
Acquisition costsnote (i)	(68)	1,491	(5)%	(89)	1,160	(8)%
Administration expenses	(164)	56,263	(29)	(152)	54,492	(28)
DAC adjustments	4			(2)
Expected return on shareholder assets	104			110
	606			642
Longevity reinsurance and other management actions to improve solvency	276			332
Changes in longevity assumption basis	204			-
Provision for review of past annuity sales	(225)			(175)
Operating profit based on longer-term investment returns	861			799
See notes at the end of this section.

Analysis of UK and Europe operating profit drivers:
–
Spread income reduced from £177 million in 2016 to £137 million in 2017, mainly due to lower annuity sales. Spread income has two components:
●
A contribution from new annuity business which was lower at £9 million in 2017 compared to £41 million in 2016, reflecting our effective withdrawal from this market.
●
A contribution from in-force annuity and other business, which was broadly in line with last year at £128 million (2016: £136 million), equivalent to 38 basis points of average reserves (2016: 42 basis points).
–
Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arises within our UK asset management business. Excluding these schemes, the fee margin on the remaining balances was 39 bps (2016: 40 bps).
–
Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income.
–
Acquisition costs decreased from £89 million in 2016 to £68 million in 2017, equivalent to 5 per cent of total APE sales in 2017 (2016: 8 per cent). The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profits business in the year. Acquisition costs expressed as a percentage of shareholder-backed APE sales remained broadly consistent at 38 per cent (2016: 37 per cent).
–
The contribution from longevity reinsurance and other management actions to improve solvency during 2017 was £276 million (2016: £332 million). Further explanation and analysis is provided in Additional Unaudited IFRS Financial Information section I(d).
–
The £204 million favourable longevity assumption changes reflect the adoption of the Continuous Mortality Investigation 2015 model. Further information on changes to mortality assumptions is given in C4.1 (d).
–
The 2017 increase in the provision for the cost of undertaking a review of past non-advised annuity sales and related potential redress of £225 million (2016: £175 million) is explained in note B4(b).

Notes to sources of earnings tables
(i)
The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii)
Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(iii)
The 2016 comparative information has been presented at AER and CER so as to eliminate the impact of exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates. All CER profit figures have been translated at current year average rates. For Asia CER average liability calculations, the policyholder liabilities have been translated using current year opening and closing exchange rates. For the US CER average liability calculations, the policyholder liabilities have been translated at the current year month end closing exchange rates. See also note A1.
(iv)
For UK and Europe and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is generally derived from month end balances throughout the year, as opposed to opening and closing balances only. The average liabilities for fee income in Jackson have been calculated using daily balances instead of month end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the year.
(v)
The DAC adjustments contain a credit of £43 million in respect of joint ventures and an associate in 2017 (2016: AER credit of £28 million).

I(b)
Asia operations – analysis of IFRS operating profit by business unit

Operating profit based on longer-term investment returns for Asia operations is analysed as follows:

	2017 £m	AER 2016 £m	CER 2016 £m	2016 AER vs 2017	2016 CER vs 2017
Hong Kong	346	238	250	45%	38%
Indonesia	457	428	447	7%	2%
Malaysia	171	147	149	16%	15%
Philippines	41	38	37	8%	11%
Singapore	272	235	247	16%	10%
Thailand	107	92	100	16%	7%
Vietnam	135	114	117	18%	15%
South-east Asia Operations including Hong Kong	1,529	1,292	1,347	18%	14%
China	91	64	66	42%	38%
Taiwan	43	35	39	23%	10%
Other	64	49	53	31%	21%
Non-recurrent itemsnote (ii)	75	67	70	12%	7%
Total insurance operationsnote (i)	1,802	1,507	1,575	20%	14%
Development expenses	(3)	(4)	(4)	25%	25%
Total long-term business operating profit	1,799	1,503	1,571	20%	15%
Asset management (Eastspring Investments)	176	141	149	25%	18%
Total Asia operationsnote (iii)	1,975	1,644	1,720	20%	15%

Notes
(i)
Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2017 £m	2016 £m
		AER	CER
New business*	16	(29)	(30)
Business in force	1,711	1,469	1,535
Non-recurrent itemsnote (ii)	75	67	70
Total	1,802	1,507	1,575
*
The IFRS new business result corresponds to approximately 0.4 per cent of new business APE premiums for 2017 (2016: approximately (0.8) per cent of new business APE).

The new business result reflects the aggregate of the pre-tax regulatory basis result to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)
In 2017, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £75 million (2016: £67 million) representing a small number of individually minor items.

I(c)
Analysis of asset management operating profit based on longer-term investment returns

	2017 £m
	M&G Prudential asset management	Eastspring Investments
	note (ii)	note (ii)
Operating income before performance-related fees	1,034	421
Performance-related fees	53	17
Operating income (net of commission)note (i)	1,087	438
Operating expensenote (i)	(602)	(238)
Share of associate’s results	15	-
Group's share of tax on joint ventures' operating profit	-	(24)
Operating profit based on longer-term investment returns	500	176

Average funds under management	£275.9bn	£128.4bn
Margin based on operating income*	37bps	33bps
Cost/income ratio**	58%	56%

	2016 £m
	M&G Prudential asset management	Eastspring Investments
	note (ii)	note (ii)
Operating income before performance-related fees	923	353
Performance-related fees	33	7
Operating income (net of commission)note (i)	956	360
Operating expensenote (i)	(544)	(198)
Share of associate’s results	13	-
Group's share of tax on joint ventures' operating profit	-	(21)
Operating profit based on longer-term investment returns	425	141

Average funds under management	£250.4bn	£109.0bn
Margin based on operating income*	37bps	32bps
Cost/income ratio**	59%	56%

Notes
(i)
Operating income and expense includes the Group’s share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in the IFRS financial statements, these amounts are netted and tax deducted and shown as a single amount.
(ii)
M&G Prudential asset management and Eastspring Investments can be further analysed as follows:

M&G Prudential asset management							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2017	604	85	430	21	1,034	37	2017	249	57	172	20	421	33

2016	504	86	419	22	923	37	2016	211	58	142	20	353	32

*
Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
**
Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
†
Institutional includes internal funds.

I(d)
Contribution to UK life financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime

In 2017, further management actions were taken to improve the solvency of UK and Europe insurance operations and to mitigate market risks. These actions included extending the reinsurance of longevity risk to cover a further £0.5 billion of IFRS annuity liabilities. As at 31 December 2017, the total IFRS annuity liabilities subject to longevity reinsurance were £14.4 billion. Management actions also repositioned the fixed income asset portfolio to improve the trade-off between yield and credit risk.

The effect of these actions on the UK’s long-term IFRS operating profit, underlying free surplus generation and EEV operating profit before restructuring costs is shown in the tables below.

IFRS operating profit of UK long-term business*
	2017 £m	2016 £m
Shareholder-backed annuity new business	9	41
In-force business:
Longevity reinsurance transactions	31	197
Other management actions to improve solvency	245	135
Changes in longevity assumption basis	204	-
Provision for the review of past annuity sales	(225)	(175)
	255	157
With-profits and other in-force	597	601
Total	861	799

Underlying free surplus generation of UK long-term business*

	2017 £m	2016 £m
Expected in-force and return on net worth	706	693
Longevity reinsurance transactions	15	126
Other management actions to improve solvency	385	225
Changes in longevity assumption basis	179	-
Provision for the review of past annuity sales	(187)	(145)
	392	206
Changes in operating assumptions and experience variances	(28)	24
Underlying free surplus generated from in-force business	1,070	923
New business strain	(175)	(129)
Total	895	794

EEV post-tax operating profit of UK long-term business*
	2017 £m	2016 £m
Unwind of discount and other expected return	465	445
Longevity reinsurance transactions	(6)	(90)
Other management actions to improve solvency	127	110
Changes in longevity assumption basis	195	-
Provision for the review of past annuity sales	(187)	(145)
	129	(125)
Changes in operating assumptions and experience variances	79	55
Operating profit from in-force business	673	375
New business profit	342	268
Total	1,015	643
*
Before restructuring costs.

II
Other information

II(a)
Holding company cash flow*

	2017 £m	2016 £m
Net cash remitted by business units:
Total Asia net remittances to the Group	645	516

US remittances to the Group	475	420

UK and Europe net remittances to the Group
With-profits remittance	215	215
Shareholder-backed insurance business remittance	105	85
Asset management remittance	323	290
	643	590
Other UK paid to the Group (including Prudential Capital)4	25	192
Total UK net remittances to the Group	668	782
Net remittances to the Group from business units1	1,788	1,718
Net interest paid	(415)	(333)
Tax received	152	132
Corporate activities	(207)	(215)
Total central outflows	(470)	(416)
Operating holding company cash flow before dividend	1,318	1,302
Dividend paid	(1,159)	(1,267)
Operating holding company cash flow after dividend*	159	35
Non-operating net cash flow2	(511)	335
Total holding company cash flow	(352)	370
Cash and short-term investments at beginning of year	2,626	2,173
Foreign exchange movements	(10)	83
Cash and short-term investments at end of year3	2,264	2,626
*
The holding company cash flow differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity.

1
Net cash remittances comprise dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
2
Non-operating net cash flow principally relates to the repayment of subordinated debt net of the proceeds from that issued in the year, and payments for distribution rights and acquisition of subsidiaries.
3
Including central finance subsidiaries.
4
2016 remittance principally represents the outcome of actions completed in that year that facilitated access to central resources previously held at intermediary holding and other companies.

II(b)
Funds under management

(a)
Summary
For our asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential’s asset management operations.

	2017 £bn	2016 £bn
Business area:
Asia operations:
Internal funds	81.4	69.6
Eastspring Investments' external funds	55.9	45.7
	137.3	115.3

US operations - internal funds	178.3	173.3

M&G Prudential:
Internal funds, including PruFund-backed products	186.8	174.0
External funds	163.9	136.8
	350.7	310.8

Other operations	3.0	2.9
Total funds under managementnote	669.3	602.3

Note
Total funds under management comprise:

	2017 £bn	2016 £bn
Total investments per the consolidated statement of financial position	451.4	421.7
External funds of M&G Prudential and Eastspring Investments (as analysed in note (b)1)	219.8	182.5
Internally managed funds held in joint ventures and other adjustments	(1.9)	(1.9)
Prudential Group funds under management	669.3	602.3

(b)
Investment products – external funds under management

	2017 £m					2016 £m
	At 1 Jan 2017	Market gross inflows	Redemptions	Market and other movements	At 31 Dec 2017	At 1 Jan 2016	Market gross inflows	Redemptions	Market and other movements	At 31 Dec 2016
M&G Prudential Wholesale/Direct	64,209	30,949	(19,906)	4,445	79,697	60,801	15,785	(22,038)	9,661	64,209
M&G Prudential Institutional	72,554	15,220	(8,926)	5,310	84,158	65,604	7,056	(8,893)	8,787	72,554
Total M&G Prudential1	136,763	46,169	(28,832)	9,755	163,855	126,405	22,841	(30,931)	18,448	136,763
Eastspring Investments	45,756	215,907	(211,271)	5,493	55,885	36,287	164,004	(161,766)	7,231	45,756
Total2	182,519	262,076	(240,103)	15,248	219,740	162,692	186,845	(192,697)	25,679	182,519

Notes
1
The results exclude contribution from PruFund products (net inflows of £9.0 billion in 2017; funds under management of £35.9 billion as at 31 December 2017, £24.7 billion as at 31 December 2016).
2
The £219.7 billion (2016: £182.5 billion) investment products comprise £210.4 billion (2016: £174.8 billion) plus Asia Money Market Funds of £9.3 billion (2016: £7.7 billion).

(c)
M&G and Eastspring Investments – total funds under management
M&G, the asset management business of M&G Prudential and Eastspring Investments, the Group’s asset management business in Asia, manage funds from external parties and also funds for the Group’s insurance operations. The table below analyses the total funds under management managed by M&G and Eastspring Investments respectively.

	M&G		Eastspring Investments
	2017 £bn	2016 £bn	2017 £bn	2016 £bn
			note	note
External funds under management	163.9	136.8	55.9	45.7
Internal funds under management	134.6	128.1	83.0	72.2
Total funds under management	298.5	264.9	138.9	117.9

Note
The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2017 of £9.3 billion (2016: £7.7 billion).

II(c)           Return on IFRS shareholders’ funds

Return on IFRS shareholders’ funds is calculated as operating profit based on longer-term investment returns net of tax and non-controlling interests divided by opening shareholders’ funds. Operating profit based on longer-term investment returns is reconciled to IFRS profit before tax in note B1 to the IFRS financial statements.

	Note	2017 £m	2016 £m
Operating profit based on longer-term investment returns, net of tax and non-controlling interests	B5	3,727	3,362
Opening shareholders’ funds		14,666	12,955
Return on shareholders’ funds		25%	26%

II(d)
IFRS Gearing ratio

Gearing ratio is calculated as net core structural borrowings of shareholder-financed operations divided by closing IFRS shareholders’ funds plus net core structural borrowings.

	Note	2017 £m	2016 £m
Core structural borrowings of shareholder-financed operations	C6.1	6,280	6,798
Less holding company cash and short-term investments	II(a)	(2,264)	(2,626)
Net core structural borrowings of shareholder-financed operations		4,016	4,172
Closing shareholders’ funds		16,087	14,666
Shareholders’ funds plus net core structural borrowings		20,103	18,838
Gearing ratio		20%	22%

II(e)
IFRS shareholders’ funds per share

IFRS shareholders’ funds per share is calculated as closing IFRS shareholders’ funds divided by the number of issued shares at the balance sheet date.

	2017	2016
Closing shareholders’ funds (£ million)	16,087	14,666
Number of issued shares at year end (millions)	2,587	2,581
Shareholders’ funds per share (pence)	622	568

II(f)
Solvency II capital position at 31 December 2017

The estimated Group shareholder Solvency II surplus at 31 December 2017 was £13.3 billion, before allowing for payment of the 2017 second interim ordinary dividend and reflects approved regulatory transitional measures as at 31 December 2017.

	31 Dec	31 Dec
Estimated Group shareholder Solvency II capital position*	2017 £bn	2016 £bn
Own funds	26.4	24.8
Solvency capital requirement	13.1	12.3
Surplus	13.3	12.5
Solvency ratio	202%	201%
*
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimates of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.

In accordance with Solvency II requirements, these results allow for:

–
Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:

–
Own funds: represents Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
–
Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
–
No diversification benefits are taken into account between Jackson and the rest of the Group.

–
Matching adjustment for UK annuities and volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the Prudential Regulation Authority and calibrations published by the European Insurance and Occupational Pensions Authority; and

–
UK transitional measures, which have been recalculated using management’s estimate of the impact of operating and market conditions at the valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority and this recalculation will therefore be reflected in the formal regulatory Quantitative Reporting Templates as at 31 December 2017.

The Group shareholder Solvency II capital position excludes:

–
A portion of Solvency II surplus capital (£1.7 billion at 31 December 2017) relating to the Group’s Asian life operations, including due to the Solvency II definition of ‘contract boundaries’ which prevents some expected future cashflows from being recognised;
–
The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £4.8 billion of surplus capital from UK with-profits funds at 31 December 2017) and from the shareholders’ share of the estate of with-profits funds; and
–
The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson’s request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2017 to 1 October 2018. At 31 December 2017, this approval had the effect of decreasing local statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.4 billion, net of tax. This arrangement reflects an elective longstanding practice first put in place in 2009, which can be unwound at Jackson’s discretion.

The 31 December 2017 Solvency II results above allow for the completion of the sale of the Korea life business and sale of the US broker-dealer network in 2017, which contributes £0.1 billion to the Group Solvency II surplus. The results also allow for the impact of US tax reforms enacted in December 2017, which reduce the Group Solvency II surplus by £0.6 billion.

Further information on the Solvency II capital position for the Group and The Prudential Assurance Company Limited is published annually in the Solvency and Financial Condition Reports. These were last published on the Group’s website on 18 May 2017.

Analysis of movement in Group capital position
A summary of the estimated movement in Group Solvency II surplus from £12.5 billion at year end 2016 to £13.3 billion at year end 2017 is set out in the table below. The movement from the Group Solvency II surplus at 31 December 2015 to the Solvency II surplus at 31 December 2016 is included for comparison.

Analysis of movement in Group shareholder surplus	Full year 2017 £bn	Full year 2016 £bn
	Surplus	Surplus
Estimated Solvency II surplus at beginning of period	12.5	9.7

Underlying operating experience	3.2	2.3
Management actions	0.4	0.4
Operating experience	3.6	2.7

Non-operating experience (including market movements)	(0.6)	(1.1)

Other capital movements
Subordinated debt issuance / redemption	(0.2)	1.2
Foreign currency translation impacts	(0.7)	1.6
Dividends paid	(1.2)	(1.3)

Model changes	(0.1)	(0.3)

Estimated Solvency II surplus at end of period	13.3	12.5

The estimated movement in Group Solvency II surplus over 2017 is driven by:

–
Operating experience of £3.6 billion: generated by in-force business and new business written in 2017, after allowing for amortisation of the UK transitional and the impact of one-off management optimisations implemented over the period;
–
Non-operating experience of £(0.6) billion: resulting mainly from the impact of US tax reform and market movements during 2017, after allowing for the recalculation of the UK transitional at the valuation date;
–
Other capital movements: comprising a loss from foreign currency translation, the net impact of debt raised offset by debt redeemed during 2017 and a reduction in surplus from payment of dividends; and
–
Model changes: reflecting minor calibration changes made to the internal model during 2017.

Analysis of Group Solvency Capital Requirements
The split of the Group’s estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson’s risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	31 Dec 2017		31 Dec 2016
	% of undiversified	% of diversified	% of undiversified	% of diversified
Split of the Group’s estimated Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements	Solvency Capital Requirements
Market	57%	71%	55%	68%
Equity	14%	23%	12%	19%
Credit	24%	38%	25%	41%
Yields (interest rates)	13%	7%	13%	7%
Other	6%	3%	5%	1%
Insurance	26%	21%	28%	23%
Mortality/morbidity	5%	2%	5%	2%
Lapse	14%	17%	16%	19%
Longevity	7%	2%	7%	2%
Operational/expense	11%	7%	11%	7%
FX translation	6%	1%	6%	2%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	31 Dec 2017 £bn	31 Dec 2016 £bn
IFRS shareholders' equity	16.1	14.7
Restate US insurance entities from IFRS onto local US statutory basis	(3.0)	(2.2)
Remove DAC, goodwill and intangibles	(4.0)	(3.8)
Add subordinated debt	5.8	6.3
Impact of risk margin (net of transitionals)	(3.9)	(3.4)
Add value of shareholder transfers	5.3	4.0
Liability valuation differences	12.1	10.5
Increase in net deferred tax liabilities resulting from liability valuation differences above	(1.6)	(1.3)
Other	(0.4)	0.0
Estimated Solvency II Shareholder Own Funds	26.4	24.8

The key items of the reconciliation as at 31 December 2017 are:

–
£3.0 billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.8 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
–
£4.0 billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
–
£5.8 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
–
£3.9 billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of £2.3 billion from transitional measures (after allowing for recalculation of the transitional measures as at 31 December 2017) which are not applicable under IFRS;
–
£5.3 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders’ share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group’s IFRS shareholders’ funds;
–
£12.1 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;
–
£1.6 billion due to the impact on the valuation of net deferred tax liabilities resulting from the liability valuation differences noted above; and
–
£0.4 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis
The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

Impact of market sensitivities	31 Dec 2017		31 Dec 2016
	Surplus £bn	Ratio	Surplus £bn	Ratio
Base position	13.3	202%	12.5	201%
Impact of:
20% instantaneous fall in equity markets	0.7	9%	0.0	3%
40% fall in equity markets1	(2.1)	(11)%	(1.5)	(7)%
50 basis points reduction in interest rates2,3	(1.0)	(14)%	(0.6)	(9)%
100 basis points increase in interest rates3	1.2	21%	1.0	13%
100 basis points increase in credit spreads 4	(1.4)	(6)%	(1.1)	(3)%
1 Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
2 Subject to a floor of zero.
3 Allowing for further transitional recalculation after the interest rate stress.
4 US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

The Group believes it is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK Solvency II capital position1, 2
On the same basis as above, the estimated shareholder Solvency II surplus for The Prudential Assurance Company Limited (‘PAC’) and its subsidaries2 at 31 December 2017 was £6.1 billion, after allowing for recalculation of transitional measures as at 31 December 2017. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders’ share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	31 Dec 2017 £bn	31 Dec 2016 £bn
Own funds	14.0	12.0
Solvency capital requirement	7.9	7.4
Surplus	6.1	4.6
Solvency ratio	178%	163%
*
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.

While there is a large surplus in the UK with-profits funds, this is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 31 December 2017 was £4.8 billion, after allowing for recalculation of transitional measures as at 31 December 2017.

Estimated UK with-profits Solvency II capital position*	31 Dec 2017 £bn	31 Dec 2016 £bn
Own funds	9.6	8.4
Solvency capital requirement	4.8	4.7
Surplus	4.8	3.7
Solvency ratio	201%	179%

*
The solvency positions include management’s estimate of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds1

A reconciliation between the IFRS unallocated surplus and Solvency II Own Funds for UK with-profits business is as follows:

Reconciliation of UK with-profits funds	31 Dec 2017 £bn	31 Dec 2016 £bn
IFRS unallocated surplus of UK with-profits funds	13.5	11.7
Adjustments from IFRS basis to Solvency II
Value of shareholder transfers	(2.7)	(2.3)
Risk margin (net of transitional)	(0.7)	(0.7)
Other valuation differences	(0.5)	(0.3)
Estimated Solvency II Own Funds	9.6	8.4

Annual regulatory reporting
The group will publish its Solvency and Financial Condition Report and related quantitative templates no later than 17 June 2018. The templates will require us to combine the Group shareholder solvency position with those of all other ring-fenced funds across the Group. In combining these solvency positions, the contribution to own funds from these ring-fenced funds will be set equal to their aggregate solvency capital requirements, estimated at £6.6 billion (ie the solvency surplus in these ring-fenced funds will not be captured in the templates). There will be no impact on the reported Group Solvency II surplus.

Statement of independent review in respect of Solvency II Capital Position at 31 December 2017

The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

Notes
1
The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

2
The insurance subsidiaries of PAC are Prudential General Insurance Hong Kong Limited, Prudential Hong Kong Limited, Prudential International Assurance plc and Prudential Pensions Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 March 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer